As filed with the Securities and Exchange Commission on July 7, 2006

Registration No.______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Info-Hold, Inc.
(Name of small business issuer in its charter)

Delaware (State or Jurisdiction of Incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	31-1248585 (I.R.S. Employer Identification Number)

4120 Airport Road
Cincinnati, Ohio 45226
(513) 248-5600
(Address and telephone number of principal executive offices)

Delaware Corporations LLC
800 Delaware Avenue
Wilmington, DE 19801
(302) 652-8400
(Name, address and telephone number of agent for service)

Copy of all communications to:

David M. Griffith, Esq. Law Office of David M. Griffith, APC One World Trade Center, Suite 800 Long Beach, California 90831 (562) 240-1040

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
☐

	CALCULATION OF REGISTRATION FEE
Title Of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Units, consisting of one share of common stock, $.0000001 par value	8,000,000 units	$—	$—	$—
per share, and one warrant to
purchase one share of common
stock (3)
Common stock included in Units	8,000,000 shares	$0.0990	792,000	$84.74

Warrants to purchase common stock included in Units	8,000,000 warrants	$0.0010	8,000	$0.86

Common stock underlying public warrants	8,000,000 shares	$0.3000	2,400,000	$$256.80

Total				$342.40

(1)
In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Act”), in order to prevent dilution, a presently indeterminable number of shares of common stock are registered hereunder which may be issued in the event of stock splits, stock dividends, triggering of any anti-dilution provisions in the warrants included in the units and the representative’s option for the purchase of units or similar transactions involving the common stock of the Registrant. No additional registration fee has been paid for these shares of common stock.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Act, and computed pursuant to Rule 457(a) promulgated under the Act.
(3)	Issuable upon exercise of Warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated _______, 2006

8,000,000 UNITS (MAXIMUM OFFERING)
1,000,000 UNITS (MINIMUM OFFERING)

[LOGO]

INFO-HOLD, INC.
_________________

Info-Hold, Inc. (“Info-hold”, the “Company”, “we” or “us) is offering up to 8,000,000 units (“Units”) in a direct public offering, without any involvement of underwriters or broker-dealers. The offering will be conducted by our officers and directors on a ‘best efforts’ basis. The offering price is $0.10 per Unit. Each Unit consists of one common share and one warrant to purchase one common share with an exercise price of $0.30 for a period of two years. In the event that 1,000,000 Units are not sold within 180 days from the offering commencement date, we may, in our sole discretion, extend the offering for an additional 180 days. In the event that 1,000,000 Units are not sold within the 180 days, or within the additional 180 days if extended, all money received by us will be promptly returned to you without interest or deduction. If at least 1,000,000 Units are sold within the prescribed period, all money received by us will be retained by us and there will be no refund. Funds will be held in a separate account under our control at Huntington Bank, Cincinnati, Ohio. The foregoing account is not an escrow, trust or similar account but is a segregated Company operating account.

This is our initial public offering, and no public market currently exists for our Units, warrants or shares of common stock. The initial public offering price was not determined by negotiation between us and any third party. Our common stock and warrants are presently not traded on any market or securities exchange. The sales price to the public is fixed at $0.10 per Unit until such time as the shares of our common stock and warrants are traded on the NASD Over-The-Counter Bulletin Board. Although we intend to apply for quotation of our common stock and warrants on the NASD Over-The-Counter Bulletin Board, public trading of our common stock and warrants may never materialize. If our common stock and warrants become traded on the NASD Over-The-Counter Bulletin Board, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling shareholders. The common stock and warrants will initially trade as a Unit, until separated.

Investing in our Units involves substantial risks. See “Risk Factors” beginning on Page 7 for a discussion of certain factors that should be considered by prospective purchasers of our Units.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Unit	$0.10	None	$0.10
Minimum Offering - 1,000,000 Units	$100,000	None	$0
Maximum Offering - 8,000,000 Units	$800,000	None	$690,000
Minimum Offering - Common Stock Underlying Warrants(3)	$300,000	None	$190,000
Maximum Offering - Common Stock Underlying Warrants(4)	$2,400,000	None	$2,290,000
Total - Minimum Offering(5)	$400,000	None	$290,000
Total - Maximum Offering(6)	$3,200,000	None	$3,090,000

The date of this prospectus is ________, 2006.

__________________________

Footnotes to Table:

(1)
The offering of Units will be conducted on a ‘best efforts’ basis by our officers and directors. We reserve the right, however, to employ members of the National Association of Securities Dealers (“NASD”) to conduct all or a portion of the offering of Units. We anticipate that the commissions payable to such NASD members would approximate 10% of the price of Units sold.

(2)
The difference between the aggregate ‘Price to the Public’ and the ‘Proceeds to Us’ is our estimate of fees and expenses to be paid to unrelated third parties for legal and accounting fees and expenses related to this offering of $110,000.

(3)	Assumes the full exercise of all warrants issued in conjunction with 1,000,000 Units.

(4)	Assumes the full exercise of all warrants issued in conjunction with 8,000,000 Units.

(5)	Assumes the full exercise of all warrants issued in conjunction with 1,000,000 Units.

(6)	Assumes the full exercise of all warrants issued in conjunction with 8,000,000 Units.

ii

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

INFO-HOLD, INC.

Overview and Corporate Mission Statement

We were formed in January 1988 and were acquired by our current chief executive officer and president, Joey C. Hazenfield, in 1991.

Over the past 15 years we have achieved the following milestones:

•	We commenced operations as a vendor of tape-based on-hold message systems.

▪	In 1992, we believe that we originated the first track selectable on hold messaging system for the on-hold messaging industry.

▪
In 1996 we introduced Info-Link, our patented system that allows remote access from Windows based personal computers giving customers the ability to control their messaging systems at each location out in the field.

▪
In 2001 we developed new patent-pending technology for intelligently integrated on hold messaging systems for traditional line and/or VoIP (Voice Over Internet Protocol) telephone systems or applications.

▪
In 2002 we entered into a strategic marketing agreement with NEC Corp. (NASDAQ: NIPNY). Under this agreement we: (i) private label our patented core messaging system known as Protégé to NEC which markets it under the trade name ‘Audio Emcee;’ (ii) provide a complete turnkey system including the system hardware and the licensed music and custom message content production required by the end-user; and (iii) jointly market the product though NEC’s existing 800 dealer network in the United States and Canada.

▪
In 2005 we partnered with XM Satellite Radio to bring music content to our latest version of Info-Link, now called Info-Link XM. Info-Link XM allows our customers to provide overhead in store music and messaging together with telephone on hold messaging. Info-Link XM allows the end-user to receive more than 150 digital channels of XM content.

We recorded revenues of $1,279,667 and a net profit of $20,395 for our fiscal year ended December 31, 2005.  During the three month period ended March 31, 2006, we recorded revenues of $283,927 and net income of $62,501.

With our product line developed, we now seek to become the premier provider of telephone on hold and in store music and messaging products and services in the United States. We have identified four specific growth areas where we can leverage our existing products and sales distribution channels: (i) further expand our national dealer network; (ii) target large national accounts; (iii) aggressively pursue acquisitions of smaller on-hold messaging companies; and (iv) generate new service clients and royalty revenue streams from the purchase of VoIP business telephone systems imbedded with our patented technology.

Info-Hold Products

Our three core products are Protegé, Info-Link and Info-Link XM

Some of the key features of our CD based Protegé on-hold messaging systems are:

•	Messages can be programmed on-site (track selectable)
•	Dated messages can be skipped
•	Customers may build an accumulating library of messages (reducing production costs)

Info-Link added the following features in addition to those found on our Protégé system:

•
Remote access from any Windows compatible PC allowing customers access to all of their message options and scripts, including the ability to view what messages are playing at each location via the internet using any standard web browser

•
Remote programmability which allows our customers to survey, select and command any combination of messages to play in any sequence, at any location at anytime within minutes. All commands can be done from a central office with the instructions sent to the systems in the field through our nationwide wireless network.

Info-Link XM includes all of the same features as Info-Link, but also includes the following set of additional features:

•	Complete turnkey in store point of sale music and messaging solution
•	Patented Info-Link XM Satellite Radio system with best in class programming content
•
Web based two way wireless control network allowing end-user control of all Info-Link XM unit functions including channel programming, message programming, volume control, and providing near real-time status information to us and the customer)

•	Multiple content downloading options for real world applications (Ethernet, telephone modem, and CD loading capabilities)

Recent Developments

We have entered into agreements with the following companies for test trials of our new Info-Link XM Satellite Radio music and messaging system at selected business locations:

•
We have installed our Info-Link XM system at 38 sites for Hess Corporation. Hess Corporation is a global energy company with approximately 680 retail gas and convenience store operations. (www.hess.com). Hess has notified us that we have been chosen as the music provider for these sites and has approved the monthly billing for all of the sites effective June 1, 2006. Our Info-Link XM system provides music and messages for broadcast at their gas pumps and inside their convenience stores. They have indicated they will installing our Info-Link XM system at more sites but the number of potential locations has not been decided upon at this time.

•
We also have a test trial with Bridgestone/Firestone for their Firestone Mastercare Car Service and other automotive retail stores. The test trial is currently in 20 locations. They are currently considering the Info-Link XM system for the playback of music and messages in the public space of their automotive stores and for playback of on-hold messages over the telephone system on site. Bridgestone Firestone has over 1,500 tire and automotive repair retail store locations with over 500 more company owned stores under different trade names.

•
We also have an on-going test trial with Pep Boys at four of their store locations. Pep Boys has agreed to test the Info-Link XM system at these sites and if the test is successful they may install our system at more locations. The current agreement is a test trial site agreement and no contracts have been reached for expanding beyond these trial sites. Pep Boys presently operates 583 stores in 36 states and is a leading retail and service chain for the automotive aftermarket.

CORPORATE INFORMATION

We were organized as an Ohio corporation in January 1988. In July 2005 we re-domiciled in Delaware. Our principal executive offices are located in a 30,000 square foot facility at 4120 Airport Road, Cincinnati, Ohio 45226. We also maintain our creative services department, production studios, hardware manufacturing and software engineering facilities at the same address. We anticipate that this facility is adequate to handle our intended expansion through 2007. After that we believe we will need to add additional square feet of office and production facility space to operate our business. Our office telephone number is (513) 248-5600. We maintain a website at www.infohold.com. The information on our website is not part of this prospectus.

THE OFFERING

Securities Offered - Minimum and Maximum Offerings	The minimum offering is 1,000,000 Units and the maximum offering is 8,000,000 Units. The price of each Unit is $0.10; each Unit consists of one share of our common stock and one warrant.

Offering Period	The Units will be offered for a period of 180 days after the commencement of the offering; we have an option to extend the offering for an additional period of 180 days.

Warrant Terms
Warrants are exercisable to purchase one share of our common stock at an exercise price equal to $0.30 beginning on the date the Units separate through the date which is two years after the date of this Prospectus, subject to redemption rights. Commencing 12 months from the date of this Prospectus and until the expiration of the warrants, we may redeem all outstanding warrants, in whole but not in part, upon not less than 30 days’ notice, at a price of $0.10 per warrant, provided that the closing sale price of our common stock equals or exceeds .30 per share for 30 consecutive trading days preceding our redemption announcement

Common Stock to be Outstanding After This Offering
There are presently 106,105,000 shares of our common stock outstanding. After completion of this offering there will be 122,105,000 shares outstanding (assuming the exercise of all warrants by the warrant holders).

Use of Proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including administrative, sales and marketing expenses, product development, inventory purchases, capital expenditures and working capital and selective acquisitions. See "Use of Proceeds" for additional information.

Nasdaq OTC Application
We intend to apply to the Nasdaq over-the-counter bulletin board (“OTC Bulletin Board”) to allow the trading of our common stock and warrants upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our common stock and warrants becomes so traded and a market for these securities develops, the actual price of our common stock and warrants will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders. We anticipate that until the Units are divided into their separate components of one share of common stock and one warrant, only the Units will be quoted on theOTC Bulletin Board. Each Unit will be divided into its separate component of one share of common stock and one warrant within 90 days after the completion of this offering. We expect to notify the Unit holders of the separation of the Units 30 days prior thereto through the issuance of a widely disseminated news release. Following the separation of the Units, the shares of common stock will be quoted under different symbols and the Units will cease to exist at that time.

SUMMARY HISTORICAL FINANCIAL DATA

You should read the summary historical financial data in conjunction with “Management’s Discussion and Analysis” and the financial statements and notes thereto included elsewhere in this prospectus.

	Years Ended December 31,
	2005	2004
Statement of Operations Data:
Revenues	$1,279,667	$1,068,409
Cost of sales	529,999	495,503

Selling, general and administrative expenses	708,419	462,393
Interest expense	17,255	38,949
Provision (credit ) for income taxes	3,599	(10,808)
Net Income (loss)	20,395	(61,250)

Loss per common share	$0.00	$303

	December 31, 2005	Pro Forma (1)
Balance Sheet Data:
Current assets	$155,249	$3,245,249
Total assets	525,225	3,615,225
Current liabilities	329,286	329,286
Non-current liabilities	110,269	110,269
Total liabilities	429,555	429,555

Shareholders' equity (deficit)	$95,670	$3,185,670

(1)
Pro forma Balance Sheet Data as of December 31, 2005 after giving effect to: (i) the sale of 8,000,000 Units at a price of $0.10; and ii) the sale of 8,000,000 shares of our common stock upon exercise of warrants at a price of $0.30 per share, in this offering, after deducting all offering expenses estimated at $110,000.

Interim Statement of Operations and balance sheet 1st Quarter 2006

	1st Quarter March 31st Ended
	2006	2005
Statement of Operations Data:
Revenues	$283,927	$342,103
Cost of sales	74,121	121,599
Operating expenses	147,306	136,602
Selling, general and administrative expenses
Interest Expense	997	2,160
Provision (credit) per income taxes
Net Income (loss )	62,500	83,902
Income (loss) per common share	$0.00058904	$0.00

	March 31, 2006	March 31, 2005

Balance Sheet Data:
Current assets	$198,531	$137,206
Total assets	595,842	502,695
Current liabilities	181,792	57,956
Non-current liabilities	296,777	318,104
Total liabilities	478,569	376,059

Shareholders' equity (deficit)	$117,273	$126,635

RISK FACTORS

An investment in our Company involves significant risks. You should read these risk factors before deciding whether to invest in our Company. The following is a description of what we consider our key challenges and risks.

Risks Related to Our Business and Industry

We will require additional financing to continue our business and increase our major national accounts.

While we expect that the proceeds from this offering will be sufficient for a period of one year for the purposes described under "Use of Proceeds", we will require additional working capital and/or funds at a later date. Moreover, as we expand our operations to include major national account customers, additional financing will be required. No assurance can be given we will be successful in obtaining such additional financing, if necessary, upon acceptable terms in the future. See "Use of Proceeds". Additionally, as outlined in our “Management Discussion and Analysis or Plan of Operation”, our current liabilities exceed our current assets by $174,037. In case this offering is not successful we must rely upon more profitable operations or additional borrowed funds to satisfy our working capital requirements and there is a further risk that neither may be successful.

Our success depends on our ability to sell our products to more customers.

Our success depends on our ability to market and enhance our products to meet and maintain our current customers’ and potential customers’ needs. We have successfully produced products which have been installed in various types of businesses throughout the United States. We believe our ability to substantially increase our revenues and generate net income is contingent on successfully expanding our sales and marketing efforts and our consummation of additional sales orders and contracts. The markets for our on-hold and overhead messaging products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets do not grow as we anticipate, our growth plans will not be realized. Continued growth may be hindered, for many reasons, including products deemed to be superior to ours that are offered by our competitors, our customers experiencing technical difficulty in utilizing our products, or our customers achieving their objectives by using alternative solutions.

We have encountered in the past, and may again encounter in the future, delays on the part of customers in making purchase decisions and issuing purchase orders as they evaluate our products and technology. As we pursue larger national accounts, our average purchase decision times will be increased as such customers typically require a multi-site demonstration process. To the extent that such customers become a significant portion of our future growth, their lengthy decision process could have a material effect on the predictability and receipt of our forecasted business revenues.

Our relationship with XM Satellite Radio could be terminated

Our current contract with XM Satellite Radio runs for the next two years. In the third year XM Satellite Radio could non-renew our contract. This could impact our ability to deliver music content to our clients. We designed our system to allow for and easily migrate to another music supplier, however, should the need arise to secure other music content from other partnership or supplier relationships there is no guarantee we can secure such relationships.

Our relationship with NEC America could be terminated

Our relationship with NEC America to manufacture and sell through their existing dealer network could be terminated and that would impact our sales and profits as well as future earnings derived from integrated VoIP on hold applications.

Certain of our competitors have greater resources or sales and marketing capabilities than we have, and we may not have the resources necessary to successfully compete with them.

Our business strategy has been to create a niche in the on-hold and overhead messaging markets. This business is highly competitive, and we may face increasing competition. We believe that two of our competitors, Muzak and DMX Music, Inc., have greater financial and human resources, more experience in research and development, and more established sales, marketing and distribution capabilities than we have. In addition, the markets for our products are characterized by rapid technological change. New product introductions or other technological advancements could make some or all of our products obsolete.

Because of our limited resources, for the foreseeable future, we will be dependent on our officers and key personnel for sales and marketing.

Our ability to achieve revenue growth will depend to a large extent on our ability to bolster the sales and marketing efforts of our existing sales personnel. Because of our limited resources, we will rely primarily upon efforts of our officers and key personnel and we will not have available to us a fully developed internal sales force.

We rely upon patents, trademarks, and trade secrets to protect our proprietary rights that we believe give us a competitive advantage; however, such intellectual property protections may not be broad enough, could be successfully challenged or may become useless as competitors independently develop similar technologies. Enforcement of intellectual property rights is expensive and involves a significant amount of management resources, which could decrease our revenues, and, if we lose, defeat our competitive advantage.

Our ability to compete depends to a significant degree upon the protection of our software and other proprietary technology rights. We may not be able to protect our proprietary technology, and our proprietary rights may not provide us with a meaningful competitive advantage. To protect our proprietary technology, we rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements, each of which affords only limited protection. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any patents issued to us may not be broad enough to protect our proprietary rights;

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

•	current and future competitors may independently develop similar technologies, duplicate our products or design around any of our patents; and

•	former employees, consultants or contractors may violate their confidentiality or non-compete agreements with us leading to a loss of proprietary intellectual property.

In an effort to protect our un-patented proprietary technology, processes and know-how, we require our employees and consultants to execute confidentiality agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees or consultants have previous employment or consulting relationships. Also, other companies may independently develop substantial proprietary information and techniques or otherwise gain access to our trade secrets. We intend to market our products in many different countries, some of which we will not have patents in or applied for. Different countries have different patent rules and we may sell in countries that do not honor patents and in which the risk that our products could be copied and we would not be protected would be greater.

Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle, and thus could reduce our income or increase any losses.

We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our products without incurring liability to third parties, third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Our business, operating results and financial condition could be harmed by a reduction in income or an increase in our net loss if any of these events occurred.

In addition, we may indemnify certain of our customers against certain claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and such customers against infringement claims. In the event of a claim of infringement, our customers and we may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

We need to obtain rights for our music programming, which could be more costly than anticipated

We must negotiate and enter into music programming arrangements with companies that provide music content for rebroadcast. Although we believe we can negotiate rates that will allow up generating adequate profits, we may not be able to do so in the future.

Our future success will depend, in part, on the continued service of our senior management team.

Our success is dependent in part upon the availability of our senior executive officers. The loss or unavailability to us of any of these individuals could have a material adverse effect on our business, prospects, financial condition and operating results. Specifically, we are substantially dependent on the continued services of Joey C. Hazenfield, our Chief Executive Office and President. If Mr. Hazenfield is not able to continue as an officer of the Company, its prospects could be adversely affected and, as a result, the loss of Mr. Hazenfield services could materially adversely affect our operations. At the present time Mr. Hazenfield does not have an employment agreement with us, nor does he work full-time as an employee of ours.

We have limited human resources; we need to attract and retain highly skilled personnel; and we may be unable to manage our growth effectively with our limited resources.

At present the Company employs 12 full-time personnel, other than Mr. Hazenfield and three part-time employees. We expect that the expansion of our business may place a strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our future success will depend in large part on our ability to attract, train and retain additional highly skilled executive level management, logistics and sales personnel. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and operating results would be materially adversely affected. Further, our ability to manage our growth effectively will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage employees. If we are unable to manage growth effectively and new employees are unable to achieve adequate performance levels, our business, prospects, financial condition and operating results could be materially adversely affected.

Some members of our management team and key personnel have worked together for only a short period of time and may not be effective in executing our business plan, generating sales and guiding us to profitability. If our management team is unable to execute our business plan, then our company may cease operations and you may lose your entire investment.

Our ability to execute our business plan will depend on the skills, experience and performance of our senior management, engineering, sales, marketing, production and other key personnel. We believe that we have assembled a management, sales and marketing, and production team that can effectively market our products and capitalize on our opportunities. However, some of the members of our management team are new to our organization and their respective positions, and we have no track record in terms of their individual performance. Moreover, some of the members of our management team have not worked together in the past, and have only worked together with us for a short period of time. Our challenge will be to identify quickly an individual’s performance skills and integrate our team as an effective management group. If we fail to integrate our management team, or if they are unable to integrate as a team, our business may not generate sales sufficient to cover our operating expenses and we may cease operations causing you to lose your entire investment.

We have substantial discretion as to how to use the offering proceeds, and the use of these proceeds may not have favorable results.

While we currently intend to use the net proceeds of this offering as set forth in “Use of Proceeds”, we may subsequently choose to use the net offering proceeds for different purposes. The effect of the offering will be to increase capital resources available to our management, and our management will allocate these capital resources as it determines is necessary in order to enhance shareholder value. You will be relying on the judgment of our management with regard to the use of the net proceeds of this offering, and the results of their investments may not be favorable.

We do not currently have insurance that covers product liability.

Our insurance policies do not currently cover claims and liability arising out of defective products. As a result, if a claim were brought against us, we would not have any insurance that would apply and would have to pay any costs directly. Because our contracts specify the limits of our liability, we did not believe this insurance has been necessary. However, as we expand, the risk of claims will increase, and if we experience losses from claims, our financial position and operating results could be affected adversely.

Our operating results may fluctuate, which makes results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this Risk Factors section, and the following factors, may affect our operating results:

•	Our ability to expand our customer base in the on hold and overhead messaging market.

•	Our ability to make advantageous acquisitions to expand our business.

•	Our plans to increase our marketing personnel and other marketing costs to further our growth strategy.

•	Our plans to continue to develop new and improved product offerings.

•	Our intent to focus on long-term goals over short-term results.

•	General economic conditions and those economic conditions which could specifically affect purchasing by our target customers.

•	Geo-political events such as war, threat of war or terrorist actions.

Potential service interruptions could materially impact our revenues

Our products have been developed to ensure the continued operation of the units after they have been deployed out in the field even in the event of a wireless failure or XM Satellite radio feed failure. The following failures, however, could cause a service interruption to our clients:

•
Hardware failure: our Protégé and Audio Emcee systems use compact discs to load the music and messaging content, thus we do not envision any service interruption to clients using these products unless the hardware itself malfunctions or fails in the field. Our Info-Link and Info-Link XM systems could fail in the field also. Under such circumstances we would replace the hardware that has failed. We can usually accomplish a swap out of the failed hardware unit in a 72-hour period.

•
Wireless data network failure: our Info-Link and Info-Link XM systems that receive commands via our telemetry two way data network could experience an interruption in the ability to control programming changes should the network have a failure. The systems themselves would continue to play the music and messaging stored in the device for telephone on hold or in store broadcasting, but no new programming could be done via the remote wireless network.

•
XM Satellite radio feed failure: the Info-Link XM systems that use an XM Satellite radio feed for some or part of the content could experience an interruption in the music or other content being broadcast from the satellite due to a system failure. The following scenarios explain the possible interruptions for this product.

(1) If one of the XM Satellites was to fail prematurely, it would likely affect the quality of our Info-Link XM service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to this segment of our business would continue until either XM launches their ground spare satellite or has additional satellites built or launched.

(2) If the satellite communicating with the repeater network should fail, XM would have to repoint all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.

In preparation for such events or any other unseen events that would affect the ability to receive an XM Satellite radio feed, we have built our Info-Link XM system to be modular so that the music source could be replaced with another satellite service providers’ music or licensed music that could be downloaded to the Info-Link XM system’s internal storage should it become necessary. Thus an Info-Link XM system in the field could have the XM Satellite radio receiver swapped out by inserting a new satellite receiver unit from a different provider in the system. Under this scenario, each individual site could be replaced in as little as 48 hours, but if all sites were affected it could take weeks or months due to the human resources needed to make the changes at all our sites. In addition, we also have the option to download separate licensed music content could be downloaded to the storage space on the unit. This could be done in as little as 48 hours.

Compliance with the new corporate governance requirements to which we will be subject as a public company will cause us to incur significant costs, and the failure to comply with such requirements will expose us to investigations and sanctions by regulatory authorities.

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and The Nasdaq Stock Market. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future.

In particular, we will be required to include the management and auditor reports on internal control as part of our annual report for the year ending December 31, 2006 pursuant to Section 404 of Sarbanes-Oxley. We are in the process of evaluating our internal control systems in order (i) to allow management to report on, and our independent auditors to attest to our internal controls, as required by these laws, rules and regulations, (ii) to provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) to comply with the other provisions of Section 404 of Sarbanes-Oxley. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact these may have on our operations. Furthermore, there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or achieve adequate compliance with these requirements or other requirements of Sarbanes-Oxley, we might become subject to sanctions or investigation by regulatory authorities such as the SEC or The Nasdaq Stock Market. Any such action may materially adversely affect our reputation, financial condition and the value of our securities, including our common stock. We expect that Sarbanes-Oxley and these other laws, rules and regulations will increase legal and financial compliance costs and will make our corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even if it were beneficial to our shareholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;

•	authorize shareholder action only by unanimous written consent, thereby effectively requiring all shareholder actions to be taken at a meeting of our shareholders; and

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

Risks Related to this Offering.

Prior to this offering no public trading market has existed for our common stock.

Prior to this offering no public trading market has existed for our common stock. There can be no assurances that a public trading market for our common stock will develop or that a public trading market, if developed, will be sustained. Although the Company anticipates that upon completion of this offering, our common stock will be eligible for inclusion on the OTC Bulletin Board, no assurance can be given that the common stock will be listed on the OTC Bulletin Board as of our offering completion date. Consequently, there can be no assurance that a regular trading market for the common stock, other than the pink sheets, will develop after the completion of this offering. If a trading market does in fact develop for the common stock offered hereby, there can be no assurance that it will be maintained. If for any reason the common stock is not listed on the OTC Bulletin Board or a public trading market does not develop, purchasers of the Common Stock may have difficulty in selling their securities should they desire to do so. In any event, because certain restrictions may be placed upon the sale of securities at prices under $5.00, unless such securities qualify for an exemption from the "penny stock" rules, such as a listing on the NASDAQ Small Cap Market, See "We May be Subject to Penny Stock Regulations That Impose Certain Restrictions on Marketability of Securities."

We may be subject to penny stock regulations that impose certain restrictions on the marketability of our securities.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During such periods when our common stock does not qualify for inclusion on the NASDAQ Small Cap Market, it may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In addition, certain broker-dealers are precluded from acting as market makers for non-NASDAQ securities and these securities may be ineligible for margin loans. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may also affect the ability of shareholders to sell the securities in the secondary market. Furthermore, it is unlikely that any bank or financial institution will accept such securities as collateral, which could have an adverse effect in developing or sustaining any market for our common stock.

Our stock price could be volatile and could decline following this offering, resulting in a substantial loss in your investment.

The initial public offering price of our common stock was determined by our senior management, and may not be indicative of the market price for such securities in the future, and does not necessarily bear any relationship to our assets, book value, net worth or results of operations. The stock market in general and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus. In the past securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Shares of common stock that are issuable pursuant to our stock option plan when issued, could result in dilution to existing shareholders and could cause the market price of our common stock to fall.

We have reserved shares of common stock that may be issuable pursuant to our employee stock option plans. These securities when issued and outstanding, may reduce earnings per share under accounting principles generally accepted in the U.S., and, to the extent they are exercised and shares of our common stock are issued, dilute percentage ownership to existing shareholders which could have an adverse effect on the market price of our common stock.

We will continue to be controlled by our current shareholders, who may have strategic interests that differ from those of our other shareholders.

Upon completion of this offering, assuming all warrants to acquire common stock are exercised, our current shareholders will beneficially own, in the aggregate, approximately 87% of our outstanding common stock. For the foreseeable future, to the extent that our current shareholders vote similarly, they will be able to exercise control over many matters requiring approval by the board of directors or our shareholders. As a result, they will be able to:

•	Control the composition of our board of directors.

•	Control our management and policies.

•	Determine the outcome of significant corporate transactions, including changes in control that may be beneficial to shareholders.

•	Act in each of their own interests, which may conflict, or be different from, the interests of each other or the interests of other shareholders.

We have authorized, but un-issued, shares of preferred stock available for issuance, which could negatively affect your investment.

Our articles of incorporation currently authorize the issuance of 2,000,000 shares of our preferred stock. Our board of directors has the power to issue any or all of these additional shares without shareholder approval and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and un-issued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of common stock.

Substantial sales of our common stock after this offering could cause our stock price to fall.

Immediately after consummation of this offering, our present shareholders will beneficially own approximately 106,150,000 shares of our common stock. Subject to agreements and applicable law, such shareholders could sell all or some of the shares of common stock from time to time for any reason. We cannot accurately predict the effect, if any, that future sale of outstanding common stock or the availability of common stock for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock. See “Shares Eligible for Future Sale” and “Principal Shareholders.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. If you purchase our common stock in this offering, you will incur an immediate dilution of $0.076 in net tangible book value per share from the price you paid, based on an assumed initial offering price of $.10 per Unit. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The redemption of our warrants in this offering may adversely affect potential investors by requiring them to sell or exercise the warrants at a time that may be disadvantageous for them.

Our warrants forming a part of the Units will be redeemable at $.10 per warrant upon 30 days written notice to the warrant holders, provided that (i) there is then an effective registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares issuable upon exercise of the warrants, (ii) the closing price of our common stock equals or exceeds .30 per share for 30 consecutive trading days prior to the date of the notice of redemption, and (iii) 12 months have elapsed since the date of this Prospectus.

Notice of redemption of the warrants could force holders to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for them to do so, sell the warrants at the current market price when they might otherwise wish to hold the warrants or accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption.

If a current Prospectus, and possibly state blue sky registration, is not in place, then you will not be able to exercise your warrants.

Holders of our warrants will be able to exercise their warrants only if a current registration statement relating to such shares is then in effect and, if an exemption is not otherwise available, only if the shares are qualified for sale under the securities laws of the applicable state or states. We have undertaken and intend to file and keep current a registration statement covering the shares of common stock issuable upon exercise of the warrants, but we cannot assure you that we will be able to do so. If required, we intend to seek to qualify such shares for sale in those states where the units are to be offered, but we cannot assure you that such qualification will occur. The warrants may be of no value if the current registration statement covering the shares underlying the warrants is not effective and available or, if required, such underlying shares are not or cannot be registered in the applicable states.

Our forward-looking statements are speculative and may prove to be wrong.

Much of the information in this prospectus consists of forward-looking statements base on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward thinking words such as

•	“may;”
•	“will,” “intend,” “plan to;”
•	“expect,” “anticipate,” “project,” “believe,” estimate;”
•	“continue” or similar words.

You should read such statements very carefully because they

•	Discuss our future plans or expectations;
•	Contain projections of our future financial condition or results of operations; or
•	state other forward-looking information.

When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual result to differ materially from the expectations we describe in our forward looking statements.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus constitute “forward-looking statements.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, the actions of competitors and customers and our ability to execute our business plan, and our ability to increase revenues is dependent upon our ability to continue to expand our current business and to expand into new markets, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

Our net proceeds from the sale and issuance of 8,000,000 units and assuming the full exercise of all the warrants issued pursuant to this offering, are estimated to be approximately $3,090,000 based upon an initial public offering price of $0.10 per unit and after deducting the estimated offering expenses payable by us.

USE OF PROCEEDS	($ in thousands)	Percentage of Proceeds from this offering
Retirement of debt(1)	$150,000	4.9%
Payment of accounts payable (2)	50,000	1.6
Administrative expenses(3)	25,000	0.8
Sales and marketing(4)	200,000	6.5
Inventory purchases(5)	250,000	8.1
Capital expenditures(6)	200,000	6.5
Product development(7)	100,000	3.2
Acquisitions(8)	1,000,000	32.3
Working Capital(9)	1,115,000	36.1

Net Proceeds	$3,090,000	100 .0%
__________________________

Footnotes to Table:

(1)	We intend to spend approximately $150,000 to retire debt.

(2)	We intend to spend approximately $50,000 to bring current our accounts payable.

(3)	We intend to spend approximately $25,000 on administrative expenses, including rent and office overhead.

(4)	We intend to spend approximately $200,000 on sales and marketing related activities, includings alaries, travel, demonstration units and promotions.

(5)	We intend to spend approximately $250,000 on inventory purchases.

(6)	We intend to spend approximately $200,000 on capital expenditures.

(7)	We intend to spend approximately $100,000 on product development.

(8)	We intend to spend approximately $1,000,000 on strategic acquisitions of other on-hold or overhead messaging companies.

(9)
We intend to use the balance of the proceeds of this offering, estimated at approximately $1,115,000 (assuming the full exercise of all warrants to acquire common stock) as well as cash generated from operations, for working capital and for general corporate purposes, including non-sales, non-marketing and non-development related personnel costs; the additional costs of being a public company including audit fees, legal fees and compliance with the Sarbanes-Oxley Act of 2002; and general office overhead and expenses such as rent, telecommunications, and internal IT costs.

Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, and the amount of cash generated by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes.

Circumstances that may give rise to a change in the use of proceeds include opportunities or the need to take advantage of additional marketing activities, increased costs of doing business over those currently expected, the need to accelerate, increase or eliminate the release of product enhancements due to changing market conditions, and/or the need for us to spend additional sums on intellectual property and patent protection. Pending any of these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities. We anticipate that the proceeds will be sufficient for our operations for the next 36 months.

The amounts and timing of our actual expenditures will depend on numerous factors, including the results of our sales and marketing activities, technological advances, competition and the amount of cash generated or used by our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent.

DETERMINATION OF OFFERING PRICE

The offering price of our units was arbitrarily determined by our management after consultation with our financial advisors and was based upon consideration of our history and prospects, the background of our management and current conditions in the securities markets. The price does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities. Among the factors considered in determining the price of the Common Stock were the history of and prospects for the industry in which the Company competes, estimates of the business potential of the Company, the present state of the development of the Company's business, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets at the time of this Offering, and the demand for similar securities of comparable companies. There is, however, no relationship whatsoever between the offering price of the Common Stock and the Company's net worth, projected earnings, book value, or any other objective criteria of value on the other.

DIVIDEND POLICY

We intend to seek to maximize shareholder value through growth. As a result, we do not expect to pay cash dividends on our common stock but intend, instead, to utilize available cash to support the development and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements we may obtain or enter into, future prospects and in other factors our board of directors may deem relevant at the time such payment is considered.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2005 on:

•	an actual basis;

•
a pro forma as adjusted basis to give further effect to our sale of units in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds”, assuming the underwriters do not exercise the over-allotment option.

You should read this table in conjunction with “Management’s Discussion and Analysis” and the financial statements and accompanying notes included elsewhere in this prospectus.

	Actual	Pro Forma

Cash and cash equivalents		$$3,090,000
Current liabilities	329,286	329,286
Long-term debt	100,269	100,269
Total liabilities

Shareholders' equity (deficit)
Preferred stock: 2,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock: 200,000,000 shares authorized, 106,105,000 issued and outstanding (actual); (pro-forma); 200,000,000 shares authorized, 122,105,000 issued and outstanding (pro-forma)	11	12
Paid in Capital	65,594	3,155,593
Treasury Stock	(25,832)	(25,832)
Retained earnings (deficit)	55,897	55,897

Total shareholders' equity (deficit)	$95,670	$3,185,670

DILUTION

If you invest in our units, your interests will be diluted to the extent of the difference between the public offering price per unit and the adjusted net tangible book value per share of our common stock immediately upon the completion of this offering.

The net tangible book value (deficit) of our common stock as of December 31, 2005 was $(120,996), or $0.001 per share. Net tangible book value (deficit) per share before this offering has been determined by dividing net tangible book value (deficit) (book value of total assets less intangible assets, less total liabilities) by the number of shares of common stock outstanding as of December 31, 2005. After (i) giving effect to the sale of our Units in this offering at an estimated initial public offering of $0.10 per Unit, (ii) deducting estimated offering expenses payable by us, our net tangible book value as of December 31, 2005 would have been $2,969,004 or $0.024 per share. This represents an immediate increase in net adjusted tangible book value of $0.025 per share to existing holders of common stock and an immediate dilution of net tangible book value (deficit) of $0.076 per share to purchases of common stock in this offering, as illustrated in the following table:

Public Offering price per unit	$0.10

Adjusted net tangible book value (deficit) per share at 12/31/05	$120,996

Increase per share attributable to new purchasers	0.025

Pro forma net tangible book value per share	0.024

Net tangible book value dilution per share to new purchasers	0.076

Net tangible book value dilution per share to new purchasers as a percentage of public offering price per unit	76%

The following table summarizes, on a pro forma basis, after the closing of this offering, the differences in total consideration paid by persons who are shareholders prior to completion of this offering and by persons investing in this offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Price/Share Average
Existing shares	106,105,000	86.9%	$65,605	2.0%	$0.0006
New investors	16,000,000	13.1%	$3,200,000	98.0%	$0.1000

Total	122,105,000	100.0%	3,265,605	100.0%

SELECTED HISTORICAL FINANCIAL DATA

You should read the summary historical financial data in conjunction with “Management’s Discussion and Analysis” and the financial statements and notes thereto included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2005 and 2004 and the selected balance sheet data as of December 31, 2005 are derived from our audited financial statements, including the notes thereto, included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,
	2005	2004
Statement of Operations Data:
Revenues	$1,279,667	$1,068,409
Cost of sales	529,999	495,503
Operating expenses
Selling, general and administrative expenses	708,419	462,393
Interest Expense	17,255	38,949
Provision (credit) per income taxes	3,599	(10,809)
Net Income (loss )	20,395	(61,250)

Income (loss) per common share	$0.00	$303

	December 31, 2005	Pro Forma (1)

Balance Sheet Data:
Current assets	$155,249	$3,245,249
Total assets	525,255	3,615,225
Current liabilities	329,286	329,286
Non-current liabilities	100,269	100,269
Total liabilities	429,555	429,555
Shareholders' equity (deficit)	$95,670	$3,185,670

(1)
Pro forma Balance Sheet Data as of December 31, 2005 after giving effect to: (i) the sale of 8.0 million Units at a price of $0.10 per Unit, and the exercise of all 8.0 million warrants in this offering at a price of $0.30, after deducting all offering expenses.

Interim Statement of Operations and balance sheet 1st Quarter 2006

	1st Quarter March 31st Ended
	2006	2005
Statement of Operations Data:
Revenues	$283,927	$342,103
Cost of sales	74,121	121,599
Operating expenses	147,306	136,602
Selling, general and administrative expenses
Interest Expense	997	2,160
Provision (credit) per income taxes
Net Income (loss )	62,500	83,902
Income (loss) per common share	$0.00058904	$0.00

	March 31, 2006	March 31, 2005

Balance Sheet Data:
Current assets	$198,531	$137,206
Total assets	595,842	502,695
Current liabilities	181,792	57,956
Non-current liabilities	296,777	318,104
Total liabilities	478,569	376,059

Shareholders' equity (deficit)	$117,273	$126,635

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We commenced operations as a vendor of tape-based on-hold message systems. Shortly after Mr. Hazenfield took control, we began to explore a business model involving producing messages on other media. This led to the development of a new on hold messaging system that combined message track select ability with the improved sound quality of compact disc technology. In 1992, we originated and patented the first compact disc messaging system for the on-hold messaging industry. We have continued to innovate new delivery systems for our products; our current technology allows our clients to download, maintain and operate their on hold messaging systems through any personal computer with Internet access.

Results of Operations

Comparison of the year ended December 31, 2005 to 2004

Revenues. Revenues were $1,279,667 million and $1,068,409 million for the years ended December 31, 2005 and 2004, respectively, an increase of 19.7%. Our historical ‘churn’ rate, or lost existing accounts, approximates less than 10% annually.

Cost of Revenues. Cost of revenues was $529,999 and $495,503 for the years ended December 31, 2005 and 2004, respectively, an increase of 6.7%. Although the actual cost of sales increased, the actual percentage of cost to sales decreased. The cost of sales percentage was 41.4% in 2005 and 46.3% in 2004. This was a result of the Company’s continued focus on controlling expenses, primarily salaries and other production related expenses.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $708,419 million and $606,016 for the years ended December 31, 2005 and 2004, respectively an increase of 16.8%. This increase is largely attributable to the following. Legal fees increased $23,824 as a result of pursuing a stock offering and a suit concerning an alleged patent infringement. Outside consulting increased $28,055 related to the above and pursuit of new business; and travel costs increased $15,850 also related to the above. Otherwise the increase was due to the increase in sales generated. As you can see the increase of 16.8% was less than the sales increase of 19.7%.

Depreciation and Amortization Expense. Depreciation and amortization expense was $69,286 and $82,467 for the years ended December 31, 2005 and 2004, respectively, a decrease of 16%. The decrease was due to a number of fixed assets being fully depreciated by the end of 2004.

Interest expense. Interest expense was $17,235 and $38,949 for the years ended December 31, 2005 and 2004, respectively, a decrease of 55.7%. This decrease is due to lower interest rates, less outstanding debt for 2005 as compared to the 2004 period.

Income tax benefit. Income tax benefit was $10,809 and $7210 for the years ended December 31, 2005 and 2004, respectively, a decrease of 33.3%.

Net profits The combined effect of the foregoing resulted in a net profit of $20395 for the year ended December 31, 2005 as compared to a profit of $61,250 for the comparable 2004 period. Net sales for the year ended December 31, 2005 totaled $1.279,677 which is a $211,258 or 19.7% increase from net sales of $1,068,409 for the year ended December 31, 2004.

Comparison of the Quarter ended March 31st 2006 to 2005

Revenues.Revenues were $283,927 and $342,103 for the quarter ended March 31, 2006 and 2005, respectively, a decrease of 12%.

Cost of Revenues.Cost of revenues was $74,121 and $121,599 for the quarters ended March 31, 2006 and 2005, respectively, a decrease of 9.4%. The cost of sales percentage was 26.1% in 2006 and 35.5% in 2005. This was a result of our continued focus on controlling expenses, finding alternative options for repairing our units and other production related expenses.

Selling, General and Administrative Expenses.Selling, general, and administrative expenses were $147,306 and $136,602 for the Quarter ended March 31, 2006 and 2005, respectively. This increase is largely attributable to the following. Legal expenses increased $ 7,787 as a result of pursuing a stock offering and a lawsuit concerning an alleged patent infringement. Travel costs increased $8,726 due to increased travel expenses related to the new Info-Link XM trial sites and other multiple site client locations.

Depreciation and Amortization Expense.Depreciation and amortization expense was $16,355 and $19,258 for the quarters ended March 31, 2006 and 2005, respectively, a decrease of 15%. The decrease was due to a number of fixed assets being fully depreciated.

Interest expense.Interest expense was $997.17 and $2,160.13 for the quarters ended March 31, 2006 and 2005, respectively, a decrease of 53.8%. This decrease is due to less outstanding debt in the quarter ended March 31, 2006 as compared to the 2005 period.

Net profits.The combined effect of the foregoing resulted in a net profit of $62,500 for the quarter ended March 31, 2006 as compared to a profit of $83,902 for the comparable 2005 period. Net sales for the Quarter ended March 31, 2006 totaled $ 283,927 which is a $58,176.00 or a 17% decrease from net sales of $342,103 for the quarter ended March 31, 2005.

Liquidity and Capital Resources

Overview. We had a net profit of $20,395 during the year ended December 31, 2005. At December 31, 2005 our current liabilities exceeded our current assets by $174,037. We are seeking additional capital to more actively pursue our sales and marketing, continue product development efforts and complete certain strategic acquisitions and to insure the ability to handle our existing debt service.

Capital expenditures, primarily for development, testing equipment, office equipment and facility improvement costs for the fiscal year ending December 31, 2006, depending upon securing additional capital, are anticipated to total approximately $200,000. This will dependant upon either the successful completion of this offering or other capital infusion or new financing.

We anticipate that spending for research and development for the fiscal year ending December 31, 2006, will generally increase from those incurred for the year ended December 31, 2005. Expenditures will be focused on product refinement and enhancements to respond to customer requests. However, we expect new applications, such as Info-Link XM will require additional development expenses. Again, this will be completed based upon new capital, new financing as well as from additional working capital we expect to come from increased sales of overhead messaging systems to customers which is a relatively new product for the company.

Sources and Uses.    Our principal sources of funds have been cash generated from operations and borrowings. During the year ended December 31, 2005, $201,098 of cash was provided by our operating activities, while $51,664 was required in our investing activities and $149,384 was required in our investing activities and $149,384 was required in our financing activities.

During 2006, we expect that our primary source of funds will be cash flows from operations and expect funding from borrowings to be minimal. Additionally, we are attempting to seek funds from the sale of shares of the Company’s stock. Although our current liabilities exceeded our current assets, we believe that our additional borrowings, (we received $100,000 in March, 2006) combined with current and anticipated levels of operations, will be adequate to meet our liquidity needs for at least the next twelve months even if we are not successful in raising new capital. We are continuing our efforts to improve working capital balances, while implementing additional cost-saving initiatives, such as more efficiently utilizing our capital resources associated with new client locations. Overall, the Company’s business plan anticipates continued growth in new client locations, operational improvements, and increases in equipment and related services revenue. The Company strives to fund both investments in new client locations and interest and principal payments primarily through cash generated from operations rather than through borrowings. Currently, the Company is funding investments in new client locations through cash generated from operations and borrowings for partial interest and principal payments. Our future performance is subject to industry based factors such as the level of competition in the business music industry, competitive pricing, concentrations in and dependence on satellite delivery capabilities, rapid technological changes, the impact of legislation and regulation, our dependence on license agreements and other factors that are somewhat beyond our control.

During 2006 the Company expects to continue near break-even or slight profitability, until additional sales can be generated. While increases in revenues will provide additional cash flow from such sales margins, additional expenses from recent hiring of sales, marketing and engineering personnel, and expenses for expanded marketing activities will also continue to increase. Our plans to bridge any cash shortfalls in 2006 include the following:

1.	Completing a public offering of the Company’s securities to generate an anticipated $3.2 million in gross proceeds.

2.	Depending upon the level of increasing sales, explore revenue opportunities from licensing or partnering opportunities on certain of our technologies.

3.	Depending upon the timing and magnitude of cash flow needs, attempt to reach agreements with key employees and stockholders to defer all or a portion of compensation to such parties.

Contractual Obligations.    The following table summarizes contractual obligations and commitments at December 31, 2005 (in thousands).

2006	$105,647
2007	$81,033
2008	$10,092
2009	$9,144

Related party transactions

We have a premises lease with Joey C. Hazenfield, our Chief Executive Officer and President, for our headquarters building in Cincinnati, Ohio, which provides that we will make rental and other payments to Mr. Hazenfield on a monthly basis. During 2005 and 2004 we incurred obligations of $39,000 and $39,000, respectively under this lease agreement. Either Info-hold or Mr. Hazenfield, with the approval of the Board of Directors of the Company, may terminate this lease by prior written notice to the other.

Additionally, the Company pays royalties to Mr. Hazenfield under an agreement under which the Company secured patent rights from patents owned previously by him. The royalty payments were $63,547 in 2005 and $53,327 in 2004.

Seasonality

    We believe that seasonality is a minor factor in the level and timing of sales of our products and services.

Inflation and Changing Prices

We do not believe that inflation and other changing prices have had a significant impact on our operations.

Revenues, Cost of Revenues, Expenses and New Client Investments

Revenues from the sale of our on-hold messaging products and services represented 100% of our total revenue in 2005, while revenues from the sale of our overhead messaging products and services represented 0% of our total revenue in 2005. We expect to increase the sales of our newly introduced Info-Link XM overhead music and messaging system thereby increasing the percentage of total revenue from the sale of overhead messaging products and services.

Revenues

Our business services revenue is generated from the sale of our core products, Protégé, Info-Link, and Info-Link XM to clients who pay annual subscription fees; and we derive equipment and related services revenues from the sale of our on-hold and overhead messaging products to our clients. Equipment and related services revenues also include revenue from the installation, service and repair of equipment installed under a client contract. Installation, service and repair revenues consist principally of revenues from the installation of sound systems and other equipment that is not expressly part of a client contract. Installation revenues from sales of business services are deferred and recognized over the term of the respective contracts.

Expenses

 Selling, general and administrative expenses include salaries, benefits, commissions, travel, marketing materials, training and occupancy costs associated with staffing and operating local sales offices. These expenses also include personnel and other costs in connection with our headquarters functions. Subscriber acquisition costs are expensed in the year incurred.

Critical Accounting Policies

Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to obtain a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Accounts Receivable

Accounts receivable balances are stated net of allowances for doubtful accounts. Management records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, we take into consideration such factors as our day-to-day knowledge of the financial position of specific clients, the industry and size of our clients. We do not believe that it has a concentration of risk in one industry or client, the deterioration in its client’s financial condition, resulting in an impairment of its client’s ability to make payments, may require additional allowances. A financial decline of any one of our large clients could have an adverse and material effect on the collect ability of receivables and thus the adequacy of the allowance for doubtful accounts. Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in our statements of operations. Write-offs of un-collectible accounts are charged against the allowance for doubtful accounts.

Inventories

Our inventory is a significant component of current assets and is stated at the lower of cost or market. We regularly review inventory quantities on hand and record provisions for excess or obsolete inventory based primarily on our estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to our forecasts of these items, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

Long-Lived Assets

Our property and equipment is recorded at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The carrying value of our long-lived assets is periodically reviewed to determine that such carrying amounts are not in excess of estimated market value. We periodically review our property and equipment for possible impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Such review is based on undiscounted cash flow analysis and we reduces the asset to fair value when the carrying amount exceeds the undiscounted cash flows. The undiscounted cash flow analysis requires management to estimate future cash flows which includes assumptions regarding sales growth and associated costs. Additionally, the valuation and classification of these assets and the assignment of useful depreciable lives involves judgment and the use of estimates. Changes in business conditions, technology, or customer preferences could potentially require future adjustments to asset valuations.

Intangible Assets

The only intangible asset on our balance sheet presently is patent rights. The valuation and classification of this asset and the assignment of useful amortization life involves significant judgments and the use of estimates. The testing of these intangibles under established accounting guidelines for impairment also requires significant use of judgment and assumptions. Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions could potentially require future adjustments to asset valuations.

We have adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) in connection with the adoption of SFAS No. 142, we evaluated the useful lives of our existing intangible asset and concluded that all of our intangible assets have definite lives and that the existing useful lives are reasonable.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Revenue Recognition

Our revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. We concluded that our revenue recognition policy is appropriate and in accordance with SAB No. 104.

Stock-based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation”, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value our stock at the date of the grant over the amount an employee must pay to acquire the stock.

Transactions in which we issue stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. We often utilize pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of our common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

Recent Accounting Policies

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

In December 2003, the FASB issued SFAS Interpretation 46R (FIN 46R), a revision to SFAS Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for certain provisions relating to mandatory redeemable non-controlling interests, which have been indefinitely deferred. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company. Management believes if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on our operations or financial condition.

BUSINESS

Business Overview

We were formed in January 1988 and were acquired by our current chief executive officer and president, Joey C. Hazenfield, in 1991. In the past 15 years we have grown from a small vendor of tape-based on-hold message systems to an Internet based on-hold and overhead messaging company with the ability to install and service major national accounts with an unlimited number of potential locations.

Today, we seek to become the premier national provider of telephone on-hold and in store music and messaging products and services. We have developed and patented multiple technologies that have helped us to develop products with feature sets that will differentiate our on-hold and in-store messaging products and services from those currently available in the market today. We believe these patented systems will appeal to businesses because of their ease of use in providing targeted marketing messages to their customers whether on the phone or physically in a store. We will build our customer base through multiple approaches including distribution channels with telephone manufacturers, telephone distributors selling business telephone systems in North America, and our direct sales activities with national multi-location accounts.

We recorded revenues of $1,279,667 and a net profit of $20,395 for our fiscal year ended December 31, 2005.  During the three month period ended March 31, 2006, we recorded revenues of $283,927 and net income of $62,501.

Info-Hold Products

Our three core products are Protegé, Info-Link,and Info-Link XM and we plan to introduce a fourth major product in 2007, a VoIP messaging system.

Some of the key features of our patented CD based Protegé on-hold messaging systems are:

•	Messages can be programmed on-site (track selectable)
•	Dated messages can be skipped
•	Customers may build an accumulating library of messages (thereby reducing their overall production costs)
•	Built in memory automatically reprograms the last played sequence in the event of a power loss
•	State-of-the-art digital sound quality is provided

Our patented Info-Link system was introduced in 1996 and added the following features in addition to those found on our Protégé system:

•
Remote access from any Windows compatible PC allowing customers access to all of their message options and scripts, including the ability to view what messages are playing at each location via the world wide internet using simple access from any standard web browser such as Explorer from Microsoft.

•
Remote programmability which allows our customers to survey, select and command any combination of messages to play in any sequence, at any location at anytime within minutes. All commands can be done from the convenience of their own office with the instructions sent to the systems in the field through our nationwide wireless network. Unlike the Protégé system you do not have to be on site to program the unit.

Both the Protégé and Info-Link systems offer the client the ability to continually add messages (even one at a time) to their compact disc, thereby accumulating a "library" of marketing messages programmable in any sequence at any time. This is the cornerstone of our business approach. This method takes advantage of inherent economies offered by random-access technology, and thus, works to the mutual benefit of both the client and our company. Once produced, messages never need to be re-recorded. Outdated messages are simply deleted from the play sequence and new messages are added to the disc.

As a further enhancement of the Info-Link product, Info-Hold entered into a joint marketing agreement with XM Satellite Radio to manufacture and distribute a custom music and messaging product for commercial businesses. In late 2005 we introduced Info-Link XM. Info-Link XM includes all of the same features as the original Info-Link system for on hold messaging applications, but also includes the following set of additional features.

•	Complete turnkey in store point of sale music and messaging solution
•	Patented Info-Link XM Satellite Radio system with best in class programming content
•	Simple and easy to use software with extensive features and site configuration capabilities
•	Large variety of high quality digital music content available via XM Satellite Radio
•	Impact driven message production for results-oriented marketing messages

•	Reporting capabilities for ROI calculations, ad play verification, and end of month affidavit generation
•	Web based two way wireless control network
•	Multiple content downloading options for real world applications (Ethernet, telephone modem, and CD loading capabilities)
•	Simple installation process (based on industry standards)

The agreement with XM Satellite Radio enables us to design and manufacture high-end audio products for the commercial business market. Info-Link XM has the XM Satellite Radio receiver directly imbedded in the unit and allows the end-user the ability to receive more that 170 digital channels of XM Satellite Radio content including commercial free music, news, sports, comedy, talk radio, traffic, and weather. A current and complete list of XM Satellite Radio channels may be found at www.xmradio.com/programming.

The Info-Link XM unit also allows for the local storage of messaging media content for telephone on-hold and overhead in store message playback. Control of the content and music channel to be played is administered via the World Wide Web using proprietary administration software. This software controls the deployed units via a nationwide, two way wireless network. The control system provides two-way connectivity with all deployed units providing near real-time status information to the Info-Hold Network Operations Center. The web-enabled administrative console provides complete end-user control of all Info-Link XM unit functions including channel programming, message programming, volume control, all by date and time down to the site level.

Voice over Internet Protocol (“VoIP”) Applications

The VoIP telephone market continues to grow as TDM (traditional line) telephone equipment revenues decline. This trend has been forecasted to continue through 2008 where it is estimated that over 90% of new phone systems shipped will be either IP-enabled or pure IP systems. (Infonetics, 2005). To capitalize on this trend we are developing and have a patent pending for on-hold messaging applications for such phone systems to bring new cutting edge feature sets to VoIP telephone systems that are sold in the United States and international markets.

We have a patent pending for in the skin on-hold messaging features for new PBX telephone systems with VoIP capabilities. The benefits from integrating the on hold messaging into the core of the telephones system are many including the ability to start the message at the beginning each and every time a caller is placed on hold, versus the caller being dropped in wherever the message is currently playing as is the standard for the industry today. End users will be capable of generating reports that tell the user how many calls have been placed on hold and the average length of hold time, thus allowing them to produce messages specifically targeted to the listening audience, with worldwide phone system sales topping 500,000 units annually. (Infonetics) We believe we can secure a large percentage for royalty rights for this patent pending technology if t our patent application is issued from the US patent and trademark office.

Recent Product Sales History

Our recent product sales history for the two years ended December 31, 2004 and 2005 is as follows:

Product	2004 Sales	% of Sales	2005 Sales	% of Sales
Tape - Digital Announcer	$75,106.98	7.02%	$67,363.46	5.26%
Protégé/Audio Emcee	968,618.06	90.60%	1,165,216.04	91.05%
Info-Link	24,683.96	2.38%	47,087.50	3.69%
Info-Link XM(1)	N/A	N/A	N/A	N/A
VoIP(2)	N/A	N/A	N/A	N/A
Totals	$1,068,408.90	100.00%	$1,279,666.90	100.00%

(1)	Product released December 2005 and currently in beta testing by several major national account customers
(2)	Product to be released in 2007

Sales Trends by Product Line and Distribution Channel

Based on our current two year sales history, over 90% of our recent business has come from our Protégé (Audio Emcee) CD based message on hold player product line. This product is typically sold through our nationwide network of resellers and has traditionally grown by 10-15 percent annually. Our tape and digital announcer business is declining, mostly through replacement of that older technology with our Protégé systems.

We expect these trends to change when our new Info-Link XM and VoIP products are released later this year and 2007, respectively. Our Info-Link XM product will be sold through our own internal sales force directly to corporate America. The target market for this product is companies with over 100 site locations. . We currently have no sales from this product but expect the Info-Link XM product to represent nearly 40% of our new business sales and a similar percentage of our total revenues going forward in the future., Our VoIP Product will be built through a relationship with telephone and voicemail manufacturers. We currently have no sales from this product but expect the intelligently integrated VOIP product to represent nearly 20% of our new business sales and a similar percentage of our total revenues going forward in the future.

We estimate that the sources of our future sales will break down as follows:

Product	As a Percentage of 2006 Sales (as of July 1, 2006)	As a Percentage of Future Annual Sales (2007-2011)
Tape - Digital Announcer	5.26%	Less than 2.00%
Protégé/Audio Emcee	91.05%	30.00%
Info-Link	3.69%	10.00%
Info-Link XM(1)	N/A	40.00%
VoIP(2)	N/A	20.00%
Totals	100.00%	100.00%

(1)	Product released December 2005 and currently in beta testing by several major national account customers
(2)	Product to be released in 2007

Additionally, at present, our dealer network accounts for over 80% of our new system sales. The balance of our sales are generated by our management and internal sales force. We expect that these percentages will be reversed over the course of our next five years of operations so that approximately 60% of our sales in our Info-Link XM and VoIP products will be produced internally or through our direct sales force and relationships with VoIP manufacturers and approximately 40% of our sales will be produced by our network of dealers.

Operating Strengths

We believe the following attributes will enable us to become one of the leading providers of messaging products and services in the United States:

Technology Leadership. We believe that a large part of our competitive advantage is our dedication to research and development of new technology for the messaging industry. We have been developing and patenting technology for messaging applications since 1992. We currently hold five United States patents and have used and are continuing to use them to develop new messaging products for business applications. We also have a patent pending for future messaging applications and product releases. The next generation of messaging products that are currently under development is focused on the development of on-hold messaging software for the newly emerging Voice over Internet Protocol (VoIP) business telephone systems.

Nationwide Presence. We believe our nationwide dealer network is one of the largest in the industry and would be costly and difficult to duplicate. As a result, we believe this nationwide network is a key competitive advantage. Our nationwide network enables us to provide sales, installation and service to clients throughout the country and to service clients with multiple geographically dispersed locations efficiently. We believe that the dealer component of our network is very stable, as a significant majority of our dealers have been associated with us for over five years.

Large and Diverse Client Base.  Our products appeal to a variety of clients and markets including the real estate, financial, restaurant, medical and dental, legal, insurance, lodging, and retail industries. We currently serve an installed base of over 4,000 client locations. In the fiscal year ended December 31, 2005 our top clients included American Express Travel, Ford Motor Company, ServiceMaster International, Stanley Steemer, Proctor & Gamble-IAMS, Holiday Inn Express, Marriott Hotels, Cort Furniture, Embassy Suites, Siemens, PPG Industries, and Vitas hospice care. No one client represents more than 3% of the company’s annualized revenues.

Licensed Contracts; Recurring Revenue Base; Low Churn Rate. Our client contracts have a non-cancelable term of at least one year that renews automatically for at least one additional one year term unless specifically terminated at the initial contract expiration date. Our contracts are for the licensed use of equipment and music and customized messaging content. The license must be renewed annually if the client wishes to continue to rebroadcast the music and messages we have produced for them. This license feature of our contracts provides us with stable, recurring annual or monthly revenues per client location. Our licensed contracts also keep our renewal retention ratio of our existing clients at over 90% annually. We define our ‘churn’ rate as the percentage of monthly recurring revenue cancelled as a percentage of our recurring revenue base at the beginning of the applicable year. Based on our experience, economic downturns have not significantly affected our revenues.

Attractive Economics to Clients. We believe that our products and services provide our clients with an important business tool at a low annual fee. We also believe that our business provides us with attractive economics. The nature of our business enables us to leverage our corporate infrastructure (including programming, marketing and general administrative costs), our established message library, and our nationwide network and delivery system. As a result, our financial results are favorably impacted by growth through incremental client locations.

Experienced Management. Our senior management team has extensive experience in the on-hold messaging programming industry. We are led by Mr. Joey C. Hazenfield, our Chief Executive Officer, and by Mr. Kevin McCullough, our Vice President of Sales, who have 15 and nine years, respectively, of experience in the messaging industry.

Business Strategy

Since the acquisition of Info-Hold by Mr. Hazenfield in 1991, our strategy has been to increase annual recurring revenue and cash flow by concentrating on the following:

Increasing United States Market Penetration. We have identified the potential market for our products to include over seven million business locations in the United States that are operating in industries that we currently serve. (U.S. Census Bureau 2002). Being that there has been no published research or universal standard for measuring the on-hold or overhead messaging industry, we have had to develop our own conclusions based on our own research. Our broad definition of a prospect for our messaging products and services is any firm with a business establishment and employees on payroll. We believe that less than 10% of our identified market currently subscribes to on-hold or overhead messaging services. As a result of our large nationwide network and patented messaging products we believe we are positioned to capitalize on the substantial growth opportunities available within this significantly under-penetrated market. We strive to increase not only our market share, but also the market penetration of on-hold and overhead music and messaging products and services among this group of business establishments.

Expand our Dealer Network. We plan to expand our dealer network from the current 800 to over 2,000. Approximately three-quarters of this network is provided through a contract with NEC America, which is a leading manufacturer and provider of business telephone and voicemail systems. Our dealer network is a regular source of sales of our on-hold messaging products. We also plan to carry out a consistent and on-going training program to increase our dealer network sales and to expand our product line available to these dealers.

Focus on Multiple Client Locations. We will also focus our direct sales efforts towards clients that have multiple customer sites and hence larger potential revenues. We believe that the introduction of our new Info-Link XM Satellite Radio music and messaging system, along with the creation of a direct sales force dedicated to this market, will allow us to compete directly with our principal national competitors for the large national franchise music and messaging accounts. We have identified over 750,000 franchise locations that are prospects for our on-hold and overhead music and messaging products. We will develop a direct sales force whose focus will be to identify and sell to large multiple location clients. In addition we will also use our nationwide dealer network to identify companies that have a national presence and may be a prospect for a national messaging program. We will also gain access to these large corporate accounts using alliances formed with advertising agencies and industry consultants.

Maintain Technology Leadership. We plan to maintain our lead in cutting edge products through the continued development of product based technology. We will continue to enforce our existing patents and develop new patented technologies that will benefit the on-hold and overhead messaging customer. Many of these technologies that we have developed have been issued patents or have patents pending. These patented technologies will be used for future product developments and applications for the on-hold and overhead messaging industry.

Improve Operating Efficiencies. We are committed to improving our operating efficiencies by reducing our operating costs. In order to reduce our labor costs, we have developed a nationwide network of independent installers that handles our equipment installation. Under our current installation program, we ship message playback equipment and installation instructions directly to our dealers thereby reducing the need for installation service calls. On single site location installations where our dealer has sold the system, we usually incur no overhead cost as the installation costs are born by the purchasers of the systems. In addition, we have increased the number of vendors we use and have negotiated to develop more favorable pricing and terms for installation of multiple location deals. As a result, we have very little fixed overhead expenses associated with the installation of our products in the field. In addition, we have automated our production and service departments to streamline and reduce production and servicing costs associated with our clients. We are continually updating and automating our internal processes to reduce our telecommunications costs, our shipping costs for tapes and compact discs distributed to our clients, our printing costs for marketing and promotional materials and our equipment costs associated with a new client location. Finally, we have implemented a new information management system that has enabled us to more closely monitor and control production and servicing costs and manufacturing and inventory costs.

Improve Delivery and Fulfillment Systems. We seek to implement enhancements to our delivery and fulfillment systems in order to make our products more attractive to existing and potential clients and improve our operating efficiency. For example, we have developed a digital playback device for Info-Link XM which automates portions of our programming process, improves our ability to service our clients and reduces our production and distribution costs. We have also developed a digitized message library which increases the productivity of our production team by enabling us to produce messages in one-third the time that it took previously. We will continue to explore new delivery and fulfillment methods that improve our ability to increase market penetration or improve our operating efficiency.

Selectively Pursue Acquisitions. Through acquisitions, we seek to increase revenues and realize cost savings by eliminating duplicative programming, distribution, sales and marketing, technical and other general and administrative expenses. We plan on pursuing a large number of on-hold companies in the small to medium revenue range ($150,000 to $500,000 in annual sales) for acquisition of their client base. We have identified 250 smaller on-hold messaging companies and our plan is to approach each owner with an offer to purchase and service their client base as well as bring them new products and services to sell. Our program has been designed to make it more profitable for these acquired companies to focus their resources on sales functions and allow us to perform the functions involved in the production of messages and the regular servicing of their customer accounts. Under our plan we intend to bring centralization to the majority of service functions in the messaging industry. We will also bring an ‘exit’ plan to these small business owners that presently does not exist. Today the owners of these companies spend years building a business only to have no exit strategy for retirement or sale of their businesses.

Recent Developments

We have achieved the following recent developments:

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We have installed our Info-Link XM system at 38 sites for Hess Corporation. Hess Corporation is a global energy company with approximately 680 retail gas and convenience store operations. (www.hess.com). Hess has notified us that we have been chosen as the music provider for these sites and has approved the monthly billing for all of the sites effective June 1, 2006. Our Info-Link XM system provides music and messages for broadcast at their gas pumps and inside their convenience stores. They have indicated they will installing our Info-Link XM system at more sites but the number of potential locations has not been decided upon at this time.

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We currently have a test trial with Bridgestone/Firestone at 16 of their Firestone Mastercare Car Service and other automotive retail stores. They are considering the Info-Link XM system for the playback of music and messages in the public space of their automotive stores and for on-hold messaging over their on-site telephone systems. Bridgestone Firestone has over 1,500 tire and automotive repair retail store locations with over 500 more company owned stores under different trade names.

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We also have an on-going test trial with Pep Boys at four of their store locations. Pep Boys has agreed to test the Info-Link XM system at these sites and if the test is successful they may install our system at more locations. The current agreement is a test trial site agreement and no contracts have been reached for expanding beyond these trial sites. Pep Boys presently operates 583 stores in 36 states and is a leading retail and service chain for the automotive aftermarket.

•
On June 26, 2006 we reached a favorable royalty settlement in our federal patent infringement case with defendant, Intellitouch Communications. Intellitouch is a San Diego based company that markets their messaging products under the trade name “On-Hold Plus” and maintains a website at www.onholdplus.com.

•
We secured an additional $100,000 in operating capital from an existing shareholder. The shareholder’s promissory note bears interest only for three years and such interest is due and payable on December 31st of each year, the note will be mature and payable in full on December 31, 2008, and may be retired from the proceeds of this offering.

Info-Hold Services and Message Production Facility

In addition to developing, manufacturing and distributing on-hold and overhead messaging equipment, we also provide customers with professionally recorded messaging content for advertising and marketing purposes. We employ a staff of technical writers to produce the scripts for the messages. We also use professional voice talents for the spoken content of the custom marketing messages. All messages are recorded in house at our professional recording studio using fully digital recording equipment.

All messages are produced under annual license agreement to the end-user. We own the rights to the music or material and the customer pays a fee annually for re-licensing the material and any subsequent new message production. As a part of our licensing program, our Protégé system sold through our national dealer network employs a smart chip that turns off the Protégé player at the annual renewal date if the annual licensing fee has not been paid. Once the renewal is paid the unit is then re-activated by simply programming a simple eight digit “unlock code” via the remote control. This re-license program has allowed us to maintain a client renewal retention ratio of over 90% annually.

In addition, under this licensing program, the longer a client has been with Info-Hold, the less likely they are to leave for another vendor/producer of messaging content. As a client continues to add new messages to their library, it becomes more cost advantageous to stay with our company since the cost to replace their whole library of messages with another messaging vendor would typically cost thousands of dollars. To get new messages from our company including the re-licensing of their existing content can be done for as low as $385 annually. Under our license agreement arrangement, any client that desires to use our system and play any existing messages already produced on their disc must still pay, at the minimum, the stand alone re-license fee of $198.00.

Our Product Manufacturing Process

Our products are sourced from multiple suppliers and ultimately assembled at our corporate office located in Cincinnati, Ohio.

•
Protégé - The majority of our Protégé system components are sourced from Marantz, a division of Phillips corporation. Marantz manufactures home and professional level audio equipment. Our Protégé product uses a high quality Phillips transport and a state of the art digital to analog converter for the most accurate sound reproduction at a reasonable cost. We also manufacture and install in our Protégé a custom designed on board amplifier used to boost the signal on certain phone systems to ensure adequate volume level along with exceptional sound quality. Additionally, an onboard processor is added to sequence and maintain memory of the programmed tracks should the unit lose power. All parts are sourced from multiple suppliers to make sure that we have adequate access to parts inventory. We cannot, however, guarantee future parts availability for the Protégé system and we may have to modify the design of this product due to possible inadequate supplies of said parts.

•
Info-Link - our Info-Link system is identical to our Protégé (it also uses a CD transport) except for the ability to have two way wireless remote control of the unit out in the field. We have secured rights for future transmission of our Pocsag data. We have negotiated deals with multiple wireless carriers to assign cap codes for providing 2 way wireless data capabilities. We cannot control costs on this technology and thus price increases could impact our ability to price the product competitively. We also source the parts for this feature from many suppliers and all of the components for this system were designed by our engineers or by outside contractors. While we cannot guarantee future parts availability, we see little risk in the parts becoming unavailable. We do have a PC version of the Info-Link system that includes remote download capability for control of the unit, should that product require substituting this technology in the event of parts shortage or a major price increase in the wireless technology. This product is used for on hold messaging applications. The Info-Link on-hold messaging system control panel is accessed from a web page login at www.infolinkxm.com.

•
Info-Link XM - our Info-Link XM music and messaging system uses a standard PC platform as its operating system. It currently uses Windows 2000 but we have plans to port its application’s to run on Linux in the near future. The product parts can be sourced from hundreds of different vendors, thus we see no interruption in production of this product. While parts availability is not an issue, we cannot guarantee that the price of the PC platform and parts will remain level. We have seen prices coming down for older product releases in the PC platform environment; as such we see no future problem with price increases that would impact our ability to build a competitively priced product. The Info-Link XM system can be offered in two versions. One offers remote download with off hours dial in for new content download. The other version offers wireless instant control and communication using the two-way wireless pocsag technology which is used in our Info-Link product described above. While we cannot guarantee the wireless products parts availability or pricing, we believe that we will be able to secure parts to make this version available well into the future. The Info-Link XM music and messaging system control panel is also accessed from a web page login at www.infolinkxm.com.

Potential Service Interruptions

Our products have been developed to ensure the continued operation of the units after they have been deployed out in the field even in the event of a wireless failure or XM Satellite radio feed failure. The following failures, however, could cause a service interruption to our clients:

•
Hardware failure: our Protégé and Audio Emcee systems use compact discs to load the music and messaging content, thus we do not envision any service interruption to clients using these products unless the hardware itself malfunctions or fails in the field. Our Info-Link and Info-Link XM systems could fail in the field also. Under such circumstances we would replace the hardware that has failed. We can usually accomplish a swap out of the failed hardware unit in a 72-hour period.

•
Wireless data network failure: our Info-Link and Info-Link XM systems that receive commands via our telemetry two way data network could experience an interruption in the ability to control programming changes should the network have a failure. The systems themselves would continue to play the music and messaging stored in the device for telephone on hold or in store broadcasting, but no new programming could be done via the remote wireless network.

•
XM Satellite radio feed failure: the Info-Link XM systems that use an XM Satellite radio feed for some or part of the content could experience an interruption in the music or other content being broadcast from the satellite due to a system failure. The following scenarios explain the possible interruptions for this product.

(1) If one of the XM Satellites was to fail prematurely, it would likely affect the quality of our Info-Link XM service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to this segment of our business would continue until either XM launches their ground spare satellite or has additional satellites built or launched.

(2) If the satellite communicating with the repeater network should fail, XM would have to re-point all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.

In preparation for such events or any other unseen events that would affect the ability to receive an XM Satellite radio feed, we have built our Info-Link XM system to be modular so that the music source could be replaced with another satellite service providers’ music or licensed music that could be downloaded to the Info-Link XM system’s internal storage should it become necessary. Thus an Info-Link XM system in the field could have the XM Satellite radio receiver swapped out by inserting a new satellite receiver unit from a different provider in the system. Under this scenario, each individual site could be replaced in as little as 48 hours, but if all sites were affected it could take weeks or months due to the human resources needed to make the changes at all our sites. In addition, we also have the option to download separate licensed music content could be downloaded to the storage space on the unit. This could be done in as little as 48 hours.

Competition

Background of the Industry

The use of on-hold systems dates back to the mid 1980's when the introduction of the first business telephones that offered music on-hold became commonplace. Initially, almost all of the firms that offered these services offered them on tape-based systems. Using a tape system meant that the customer would typically schedule a certain number of updates annually depending on the customers’ needs. Most common were annual, biannual, quarterly and monthly updates. The tape recorded messages were typically three to six minutes of new material on an endless loop cassette. Late in the 1980's the introduction of digital storage devices began showing up in the market. These devices could copy the recorded material from a cassette tape onto a digital chip, thus reducing the wear and tear problems associated with the tape medium. They also significantly reduced the inconvenient maintenance that was required on the tape players. They also brought a higher level of reliability to the industry as tapes and tape players frequently had mechanical problems and failures. By our early estimates there were fewer than 50 on-hold companies in the United States by the beginning of the 1990's. Today we believe that nationally there are over 250 on-hold messaging businesses.

Our Competitors

We compete with many local, regional, and national providers of on-hold and overhead messaging services. National competitors include Muzak (www.muzak.com), DMX Music, Inc. (www.dmxmusic.com), Trusonic Inc. (www.trusonic.com) and Sirius satellite radio (www.sirius.com). Local and regional competitors are typically smaller entities that target businesses with fewer locations.

We also compete with companies that are not principally focused on providing on-hold or overhead messaging services. Such competitors include traditional radio broadcasters that encourage workplace listening, other satellite digital audio radio services, video services that provide business establishments with music videos or television programming, and performing rights societies (ASCAP, BMI, and SESAC) that license business establishments to play sources such as CD’s, tapes, MP3 files, and the radio. While we believe that we compete effectively against such services, such competitors have established client bases and are continually seeking new ways to expand such client bases and revenue streams.

There are numerous methods by which our existing and future competitors can deliver programming, including various forms of direct broadcast satellite services, wireless cable, fiber optic cable, digital compression over existing telephone lines, advanced television broadcast channels, digital audio radio service and the Internet. We cannot assure you that we will be able to:

•	compete successfully with our existing or potential new competitors

•	maintain or increase our current market share

•	use, or compete effectively with competitors that adopt new delivery methods and technologies

•
keep pace with discoveries or improvements in the communications, media and entertainment industries such that our existing technologies or delivery systems that we currently rely upon will not become obsolete, or

•
commit a portion of our revenues to investment in product/service development and improvement in order to periodically enhance our existing products/services and successfully introduce new products/services

How We Compete with Our Competitors

We believe that our patented Protégé and Info-Link on-hold messaging systems, along with our Info-Link XM Satellite Radio music and messaging system, offer many benefits over other companies’ offerings:

•
Protégé and Info-Link systems allow for the building of a library of messages that can be changed by the customer on site at any time. Our CD library system allows for up to 99 messages to be stored on the CD. This can give the customer access to up to 45 minutes of different messages. Digital announcers typically do not have a track select-ability feature to allow the user to choose what message they wish to be heard by callers on hold or heard overhead while customers are in their places of business .

•
Our Info-Link and Info-Link XM products provide wireless control of customer sites from a custom built web page that is accessed via the internet. (www.infolinkxm.com). This gives the end user complete control to make changes to what is playing out at their locations in just minutes from any PC with internet access.

Order, Shipment and Backlog

We record and enter into backlog a purchase order for equipment and services when we receive a customer’s written order requesting delivery within twelve months, and contract provisions are verified.  Orders that are canceled by the customer and orders that are not shipped within one year are removed from backlog.  Orders that are removed from backlog for non-shipment are restored if they are reinstated by the customer.  We include in backlog signed contracts which have not yet been fully funded that are expected to commence delivery within the next twelve months.

Set forth below is certain information concerning our orders, shipments and backlog for 2004 and 2005:

	(dollars actual)
	2005	2004

Orders received (net of cancellations)	$1,269,807	$1,064,531
Shipments	1,269,807	1,064,531
Backlog (at year end)	0	0

Our backlog is not necessarily indicative of future revenues.

Major Account Sales

These types of accounts involve substantial periods of time to develop from the point of initial contact to the date when a firm customer contract is executed and products are shipped and installed. Whereas sales of our Protégé product are generally booked within 1-3 days of the initial customer contact, we believe that the average time to achieve a new major account ranges from 6 months to over 24 months. To the extent that we expend significant company resources to build our major account business, our revenues may be materially impacted if projected sales do not occur or occur at lesser rates than forecast.

Research and Development

Our research and development activities are focused on the development of products for on-hold and overhead messaging industries.

Capital expenditures, primarily for development, testing equipment, office equipment and facility improvement costs for the fiscal year ending December 31, 2006, depending upon securing additional capital, are anticipated to total approximately $200,000. This will be dependant upon either the successful completion of this offering or other capital infusion or new financing. We anticipate that spending for research and development for the fiscal year ending December 31, 2006, will generally increase from those incurred for the year ended December 31, 2005. Expenditures will be focused on product refinement and enhancements to respond to customer requests. However, we expect new applications, such as Info-Link XM and our VoIP product will also require additional development expenses. We expect these expenses to be paid through proceeds of this offering as well as from additional working capital we expect to achieve from increased sales of overhead messaging systems to customers.

Government Regulation

We are subject to governmental regulation by the United States and the governments of other countries in which we may provide services. We provide music services in a few areas in the United States through 928 to 960 megahertz frequencies licensed by the Federal Communications Commission (“FCC”). If the FCC or any other person revokes or refuses to extend any of these licenses, we would be required to seek alternative transmission facilities. Laws, regulations and policy, or changes therein, in other countries could also adversely affect our existing services or restrict the growth of our business in these countries.

Employees

As of December 31, 2005, we had 12 full-time and 3 part-time employees. We do not have any employees who are union members. We believe that our relations with our employees are generally good.

PROPERTIES

Executive and Regional Offices

Our principal executive offices are located in a 30,000 square foot facility at 4120 Airport Road, Cincinnati, Ohio 45226. We also maintain our creative services department, production studios, hardware manufacturing and software engineering facilities at the same address. We anticipate that this facility is adequate to handle our intended expansion through 2007. After that, we believe we will need to add an additional 10,000 square feet or more of office and production facility space to operate our business. Our office telephone number is (513) 248-5600

Trade Secrets and Patents

We view our continuing advances in technology and production services as our most significant competitive advantage. Currently, we have patents (both system and method claims) for our random-access, programmable message systems. We also have patent claims for our "Info-Link" system, which incorporates complete, single- and multi-site wireless programmability with remote, universal control over any and all user sites through a single web interface accessible through the internet. Patent Nos. 5,870,461 and 5,920,616 cover our basic systems and methods. Under these patents we offer our "Protege" and NEC “Audio Emcee” systems. In addition, our "Info-Link" system is protected under Patent No. 5,991,374.

Patent Filing Summary

We currently have one patent pending for our intelligently integrated on hold messaging system. This patent was filed on January 18th 2002 and was assigned Application Number 20030174818. We recently received our first office action from the United States Patent and Trademark Office which denied this patent citing other relevant art through published patents. We plan to respond to the first office action as we have on prior patent applications and believe that based on our limited review of the other relevant art that we may or may not be able to secure one or more claims from our pending application.

Summary of Our Intellectual Property

The following table summarizes our intellectual property assets:

Product	Patent No. Assigned	Initial Filing Date	Date of Patent Issuance	Status
Protégé Audio Emcee	5,870,461	July 16, 1997*	February 9, 1999	Valid/Active
Protégé Audio Emcee	5,920,616	July 15, 1997*	July 6, 1999	Valid/Active
Protégé Audio Emcee	6,687,352b2	August 6, 2001*	February 3, 2004	Valid/Active
Protégé Audio Emcee	6,272,211b1	June 14, 1999*	August 7, 2001	Valid/Active
Info-Link	5,991,374	August 8, 1996	November 23, 1999	Valid/Active
Intelligently Integrated (VoIP)	20030174818 application	January 16, 2002	Not Yet Issued	Pending

*Patents listed have a priority filing date of December 31, 1992. Our patent applications are available for review at www.uspto.gov.

LEGAL PROCEEDINGS

We were the plaintiff in a federal patent infringement case, filed on December 31, 2003, Case Number: 1:03CV 0925. This case involved patents owned by us in which we allege were being infringed by the defendant, Sound Merchandising, Inc. d/b/a Intellitouch, a California corporation, with its principle place of business at 5820 Oberlin Drive suite 203 San Diego California, 92121. On June 26, 2006 we reached a favorable royalty settlement in our federal patent infringement case with defendant, Intellitouch Communications. Intellitouch is a San Diego based company that markets their messaging products under the trade name “On-Hold Plus” and maintains a website at www.onholdplus.com.

Info-Hold, Inc. is in litigation against a former employee in the case of Info-Hold, Inc, v. Teresa Arim Pierce.  The complaint (Case No. 1:05-cv-203) against Pierce was filed on March 30th, 2005 and alleges patent infringement and breach of an employment agreement that exists between the parties.

MANAGEMENT

        The following individuals serve or are nominees as our directors and/or officers, as indicated:

Name	Age	Position
Joey C. Hazenfield	43	Chairman of the Board of Directors, Chief Executive and Financial Officer, and President
Kevin McCullough	41	Vice President, Director, Secretary
Timothy O’Toole	50	Advisory Board Nominee
M. Richard Wadley	60	Advisory Board Nominee
James Dabbs	40	Advisory Board Nominee

Joey C. Hazenfield has been our Chairman of the Board, Chief Executive Officer, and President since 1991. Mr. Hazenfield has been responsible for the vision and development of all patented technology developed for Info-Hold since his arrival in 1991. His vast experience and knowledge of the telecommunications industry has allowed him to develop technology, patents, and new products for the messaging industry. During this tenure he also drove profit levels upward generating excess capital that was used to fund additional investment in the research and development of future technologies that would enable the company to pursue new markets. Mr. Hazenfield developed six key patents in the industry of which he has sold or either exclusively licensed to Info-Hold for their use in developing new products. Mr. Hazenfield began his career in the telecommunications industry in 1983, as one of the founders in a telecommunication’s company that is still in operation today, he has also is the managing partner in a limited liability company that he founded in 2003 that manages and operates real estate investment properties and other related investments, currently Mr Hazenfield resides as the chief executive officer and President for all of these entity’s

          Kevin McCullough has been our Vice President of Info-Hold since 2005 and a Director since 2003. In 1996 he joined Info-Hold as Director of Sales and Marketing to start a new national division dedicated to developing a new product for distribution through a new channel of authorized resellers.   From 1996 until 2003, Mr. McCullough developed and directed initiatives designed at developing the Protégé pre-packaged on-hold messaging system and the development of the dealer base that was to resell it. From 1988 until 1995 Mr. McCullough worked for ITT Hartford Insurance Group in multiple marketing capacities within both commercial and personal lines insurance divisions. Mr. McCullough received the “National Sales Achievement” of the year award for his accomplishments in 1994. In 1995 he started his own insurance consulting practice and opened an independent insurance agency with a partner in Cincinnati, Ohio. Mr. McCullough graduated from San Diego State University with a bachelor’s degree in business marketing.

The following list is of the group of nominees for our “advisory” board.

Timothy S. O’Toole has agreed to serve on the Company’s advisory board upon conclusion of this offering. Mr. O’Toole is currently Chief Executive Officer of VITAS Healthcare Corporation, the nation’s leading hospice provider, a subsidiary of Chemed Corporation (NYSE:CHE) formerly Roto Rooter, Inc. Mr. O’Toole also retains his post as an Executive Vice President of Chemed. Named to his current position at VITAS in February, 2004, Mr. O’Toole had served since 1991 as Chemed’s/Roto-Rooter’s representative on the VITAS Board of Directors. Mr. O’Toole’s experience also includes eight years as Chairman and Chief Executive Officer of Patient Care, Inc., Chemed’s former home health services subsidiary. Mr. O’Toole also served for eight years as director Omnicare, Inc. (NYSE:OCR), the nation’s leading provider of professional pharmacy and related consulting services for long term care institutions. The Board of Directors elected Mr. O’Toole as Vice President of Chemed in 1988. In 1989 the Board named him Vice President and Treasurer of Chemed. In 1992, he was named an Executive Vice President of Chemed while retaining his title of Treasurer. In 1995 Mr. O’Toole gained additional responsibility as Chairman and Chief Executive Officer of Patient Care Inc., which Chemed acquired in 1994 and divested in 2002. Mr. O’Toole holds a B.S. degree in accounting from the University of Kentucky and a J.D. degree, cum laude, from the Salomon P. Chase Law School of Northern Kentucky University.

M. Richard Wadley is a nominee for the advisory board. Since 1999 Mr. Wadley has served as Chief Executive Officer of The Bayshore Group, which is a Long Beach, California-based strategic business consulting firm for early stage public companies and private firms, for which he has assisted with both venture capital fund raising, acquisitions and dispositions, and strategic planning to maximize revenue growth. From 1993 to 1999 Mr. Wadley served as Chief Executive Officer of T-Chem Products, Inc., a Santa Fe Springs, California-based private label cleaning products company with over $40 million in annual revenues. From 1988 to 1991 he was chief executive officer and president of Alta-Dena Certified Dairy, Inc., a $150 million regional agra-business located in City of Industry, California. From 1986 to 1988 he was Vice President and General Manager of Tambrands, Inc., a worldwide Fortune 500 manufacturer and marketer of feminine hygiene products with annual sales in excess of $1 billion. From 1981 to 1986 he was employed in an executive capacity with Hallmark Cards, Inc., where he acted as both Director of Product Management for this company’s Ambassador and Hallmark Divisions with annual sales of over $500 million. From 1968 to 1981 Mr. Wadley served in several senior sales management positions for Proctor & Gamble Co., including Brand Manager for Tide and Dawn and Associate Advertising Manager for their Dawn, Dash and Cascade products. Mr. Wadley received his B.S. in Business Management from Brigham Young University with a B.S. in Management and an MBA from Northwestern University.

James M. Dabbs III is a nominee for the advisory board. Mr. Dabbs is president of Critical Response Systems, a privately held company providing alerting and mobilization solutions to the public safety and homeland security sectors.  Prior to this, he was Director of Engineering and then Vice President of Product Development for TGA Technologies, Inc., where he worked from 1998 to early 2005.  From 1991 through 1998 he was Director of Product Development for E-Media, Inc., and from 1988-1991 he was a staff engineer with BBL Industries.  Mr. Dabbs has been involved with communications technologies since 1985, and specifically with wireless communication product development since 1988. Mr. Dabbs is active with the American Association of Paging Carriers (AAPC), where he spearheaded the development of various interoperability standards and air protocols, including RXP, ReFLEX 2.7.4, and several data security and authentication standards.  He also serves on the AAPC Roaming subcommittee and the Protocol Working Group.  He is active on the National Public Safety Telecommunications Board (NPSTC) where he serves on the paging technology subcommittee.  He has managed hardware and software development of Infohold's Protégé, Info-Link, and Info-Link XM systems. Mr. Dabbs holds a BEE from Georgia Tech, and has experience in technical program management, digital and analog design and implementation, software design and implementation, product development, and product management.

        The following is biographical information regarding other key personnel of Info-hold:

Name	Age	Position
Mark Mason	38	Director of Compliance Acquisitions and Legal
Richard Creed	45	Director of Sales (Eastern Region)
Tom Jacobs	45	Director of Engineering
Dave Somberetz	40	Production Manager
Daniel J. Wood Esq.	59	General Counsel

Mark Mason has been our Director of Acquisitions and Legal Compliance since January 2006. From 2001 to 2005 Mr. Mason served in the capacity of Director of Operations for Info-Hold. From 1999 to 2001 Mr. Mason was Director of Sales for the Eastern Region. Prior to joining Info-Hold Mr. Mason was an Account Executive for Complex Legal Services and provided litigation support to over 20 of the top law firms located in Cincinnati, Ohio. In 1996 he created a new start up company called C.C. Organizers, Inc. with the goal of franchising the business. The company was subsequently sold in 1997. From 1989 through 1995 Mr. Mason served RJR Nabisco in numerous capacities and was eventually named Territory Manager in 1993. Mr. Mason attended Muskingham College and Ohio University, respectively.

Richard Creed has been our Director of Sales (Eastern Region) since November of 2001. Mr. Creed is also our liaison between Info-Hold and NEC America for the Audio Emcee product that was produced and put in their dealer ordering system in May of 2003. Mr. Creed has an extensive background in the telecommunications field. From 1985-2001 he served in multiple capacities including Sales Manager and V.P. of Sales for telecommunications company. Mr. Creed was voted into the “Who’s Who” of sales in Communications. Mr. Creed graduated from University of Cincinnati with B.A. in Accounting.

Tom Jacobs has been our Director of Engineering since 2002. In this capacity he is responsible for the creation and deployment of key software and systems underlying all of the functions of the Info-Link and Info-Link XM messaging products. Previously, from 2000 to 2001 Mr. Jacobs served as Vice President of Network Operations for Sonova Networks, Inc., a company providing worldwide VOIP services. From 1999 to 2000 he served as IT Director and Senior Project Manager for Midwest Telecom Consulting, a Cincinnati telecommunications consulting firm. From 1997 to 1999 Mr. Jacobs was employed as an Engagement Manager for Ernst and Young, LLC, where he managed technical evaluation projects for numerous clients including Chiquita, Kroger, Ikon Office Systems, and United Dairy Farmers. He has also served as a Test and Evalutation Team Chief and Project Engineer in the Air Force and Air National Guard. Mr. Jacobs holds a Bachelor of Science in Electrical Engineering from the Air Force Institute of Technology and a Bachelor of Education from Ohio State University.

Dave Somberetz has been our Production Manager since 1999. In this capacity he oversees the studio and the production of all our client messaging and content. From 1989 to 1998, Mr. Somboretz worked for Entertainment Plus as the studio manager in this production and entertainment company based in Orlando Florida. From 1985-1989 he was project manager, engineer and producer for Queen City Album (QCA) in Cincinnati, Ohio. Mr. Somboretz has also won awards for music writing in both the “American Song Fesitval” in Los Angeles and the “Music City Song Competition” in Nashville. In both competitions he won his category and went on to win the Grand Prize among category winners.

Daniel J. Wood Esq. has served as General Counsel from 1994 to 2001 and from 2002 through present. His focus has been on patent litigation and patent application prosecution. Prior to his joining the company from 1986 to 1994 Mr. Wood was an Adjunct Professor of Business Law at the College of Mount St. Joseph in Cincinnati, Ohio. Mr. Wood holds a Bachelor of Science degree from the State University of New York at Albany and received a law degree in 1986 from Salmon P. Chase College of Law at Northern Kentucky University. Mr. Wood is currently licensed to practice in the State of Ohio and the Federal Court (Sixth Circuit).

We have granted certain persons rights to attend and observe our board meetings, subject to certain conditions and limitations, for the purpose of acting as advisors to our board members. These persons are not directors, and as such, have no right to vote on matters before the board.

Pursuant to our bylaws, our directors are elected at our annual meeting of stockholders and each director holds office until his successor is elected and qualified. Officers are elected by our Board of Directors and hold office until an officer's successor has been duly appointed and qualified unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among any of our directors and executive officers.

Director Compensation

We have granted certain persons rights to attend and observe our board meetings, subject to certain conditions and limitations, for the purpose of acting as advisors to our board members. These persons are not directors, and as such, have no right to vote on matters before the board.

Board Committees and Meetings

        Our board of directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. At the present time these committees consist of the two members of our senior management. At or shortly after the time that we go effective with this offering we intend to add additional independent directors to the Board to act as members of these committees.

         Audit Committee

        Our board of directors has established an Audit Committee. Our current Audit Committee members are Joey Hazenfield (chair) and Kevin McCullough. The Audit Committee performs the following functions, among others:

•	Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non-auditing services of the independent auditor;

•	Evaluates the independent auditor’s qualifications, performance and independence;

•	Discusses the scope of the independent auditors’ examination;

•	Reviews and discusses the annual audited financial statements and quarterly financial statements with management and the independent auditor and the report of the independent auditor thereon;

•	Assesses our accounting practices and policies;

•	Reviews and approves of all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors;

•	Develops, and monitors compliance with, a code of ethics for senior financial officers;

•	Develops, and monitors compliance with, a code of conduct for all our employees, officers and directors;

•	Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

•	Establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

        The specific functions and responsibilities of the audit committee are set forth in the audit committee charter. At the time that we add additional independent directors to this committee we intend that the individual who will chair our audit committee, will qualify as an “audit committee financial expert” pursuant to SEC Rule 10A-3 promulgated under the Securities Exchange Act of 1934 and pursuant to Nasdaq rules and that the other member of the audit committee satisfies the financial literacy requirements for audit committee members under these rules and regulations.

         Compensation Committee

        Our board of directors has established a compensation committee, whose members are Joey Hazenfield (chair) and Kevin McCullough. The Compensation Committee performs the following functions, among others:

•	Develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;

•
Reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and sets the Chief Executive Officer’s compensation based on this evaluation;

•	Reviews the Chief Executive Officer’s recommendations with respect to, and approve annual compensation for, the Company’s other executive officers;

•	Establishes and administers annual and long-term incentive compensation plans for key executives;

•	Recommends to the board for its approval and, where appropriate, submission to the Company’s shareholders, incentive compensation plans and equity-based plans;

•	Recommends to the board for its approval changes to executive compensation policies and programs; and

•	Review and approve all special executive employment, compensation and retirement arrangements.

      Nominating and Governance Committee

        Our board of directors has established a Nominating and Governance Committee comprised of Joey Hazenfield (chair) and Kevin McCullough. The Nominating and Governance Committee performs the following functions, among others:

•	Reviews, approves and recommends for board consideration director candidates and advises the board with regard to nomination or election of director candidates;

•	Determines procedures for the review, approval and recommendation of director candidates, as appropriate;

•	Determines procedures for the consideration of shareholder-recommended board candidates;

•
Recommends to board standards regarding Company’s definition of “independence” as such term relates to directors (taking into account, among other things, Nasdaq requirements and any other laws and regulations applicable to the Company);

•	Establishes performance criteria/expectations for directors in areas of attendance, preparedness, candor and participation;

•
Develops, reviews and recommends to the board, as appropriate, principles and policies relating to corporate governance; and monitor compliance with and the effectiveness of such principles and policies, as appropriate.

Indemnification and Limitation of Director and Officer Liability

         Limitation of Director Liability

        Our bylaws limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware Business Corporation Act. This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

         Indemnification

        Our bylaws require that we defend and indemnify our officers and directors to the full extent permitted by Delaware law.

        Under Delaware law, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

        Under Delaware law, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was an officer or director against liability incurred in the proceeding if the officer or director:

•	acted in good faith;

•	if acting in an official capacity, reasonably believed that his or her conduct was in the best interests of the corporation; and

•	in all other cases, reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation.

        Under Delaware law, a corporation may not indemnify an officer or director if:

•	in connection with a proceeding by or in the right of the corporation (i.e., a derivative action) in which the director or officer is adjudged liable to the corporation; or

•
in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in a official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

         Commission Position on Indemnification for Securities Act Liabilities

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

        The following table sets forth information concerning the compensation paid by us for the two most recent fiscal years to our executive officers:

	Annual Compensation				Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Other Annual Compensa- tion	Restricted Stock Awards($)	Options (#)	LTIP Payouts ($)	All Other Compensa- tion ($)

Joey C. Hazenfield(1)	2005	$18,250	-	-	-	-	-	-
Chief Executive Officer	2004	$21,000	-	-	-	-	-	-
and President	2003	$-	-	-	-	-	-	-

Kevin L. McCullough(2)	2005	$45,459	-	-	-	-	-	-
Vice President/Secty.	2004	$49,807	-	-	-	-	-	-
	2003	$-	-	-	-	-	-	-

_________________________
(1) (21)	Mr. Hazenfield became Chief Executive Officer and President of the Company in 1991. Mr. McCullough became Vice President of the Company in 2005.

Stock Option Programs

        We currently have no outstanding employee options to purchase shares of our common stock. We have created our 2005 Stock Equity Incentive Plan, which authorizes the grant of restricted stock issuances or options to purchase an aggregate of 10,000,000 shares of our common stock.

        The purpose of the Plan is to promote our interests and the interests of our shareholders by providing participants a significant stake in our performance and providing an opportunity for the participants to increase their holdings of our Common Stock. The Plan is administered by the Option Committee, which consists of the Board or a committee of the Board, as the Board may from time to time designate. The Option Committee has the authority to select employees and consultants (which may include directors) to receive awards, to determine the number of shares of common stock covered by awards and to set the terms and conditions of awards. In addition to stock options, we may also offer a participant the right to purchase shares of common stock subject to such restrictions and conditions as the Option Committee may determine at the time of grant. Such conditions may include continued services to us or the achievement of specified performance goals or objectives. The total number of shares reserved for and available for grant and issuance pursuant to this plan will be 10,000,000 ( ten Million shares ) of common stock.

Employment Agreements

        The current officers’ employment agreement have expired. We anticipate entering into new agreements with our officers in the next 12 months

OPTION/SAR GRANTS IN LAST FISCAL YEAR

        The following table provides information regarding option grants made by us to our employees during the fiscal year ended December 31, 2005:

Name	Number of securities underlying Options/SARs granted (#)	% of total options/ SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date
Joey C. Hazenfield	0
Kevin L. McCullough	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We have a premises lease with Joey C. Hazenfield, our Chief Executive Officer and President, for our headquarters building in Cincinnati, Ohio, which provides that we will make rental and other payments to Mr. Hazenfield on a monthly basis. During 2005 and 2004 we incurred obligations of $39,000 and $39,000, respectively under this lease agreement. Either Info-hold or Mr. Hazenfield, with the approval of the Board of Directors of the Company, may terminate this lease by prior written notice to the other.

Additionally the Company pays royalties to Mr. Hazenfield under an agreement under which the Company secured patent rights from patents owned previously by him. The royalty payments were $63,547 in 2005 and $53,327 in 2004.

CODE OF ETHICS

        Our board of directors has adopted a Code of Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics codifies the business and ethical principles that govern all aspects of our business.

PRINCIPAL SHAREHOLDERS

        The following table sets forth as of December 31, 2005 the beneficial ownership of our common stock, as adjusted for this offering and the exercise of all vested options and warrants immediately prior to the completion of this offering, by (i) each person or group of persons known to us to beneficially own more than 5% of the outstanding shares of our voting stock, (ii) each director and executive officer of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group.

        Except as indicated in the footnotes to the table below, each shareholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder.

        Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after the date of this prospectus are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of December 31, 2005, we had 106,105,000 shares of common stock outstanding. Post-offering calculations assume (i) 122,105,000 shares of common stock are outstanding after closing of this offering based on shares of our common stock outstanding as of the date of this prospectus as calculated above, and (ii) full exercise of all warrants granted in conjunction with sale of the 8,000,000 Units. Unless otherwise indicated, the address of each individual named below is the address of the Company, 4120 Airport Road, Cincinnati, Ohio.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Joey C. Hazenfield(2)	95,000,000	89.5%
Kevin L. McCullough(3)	4,000,000	3.7%
All officers and directors as a group (2 persons)	99,000,000	93.2%

(1) (2)
For each individual and group in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, plus shares acquirable within 60 days of the date of the Prospectus group, by the sum of 122,105,000 shares of common stock outstanding after the completion of the offering, assuming the full exercise of all 8,000,000 warrants, plus shares of common stock acquirable within 60 days of the date of the Prospectus by such person or group.

Includes no shares which may be acquired upon exercise of outstanding options or warrants.

(3)	Includes no shares which may be acquired upon exercise of outstanding options or warrants.

DESCRIPTION OF SECURITIES

        The following is a description of our capital stock as set forth in our certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to the registration statement of which this Prospectus is a part. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws and applicable provisions of Delaware law.

Our Prior History as an Ohio Corporation

On July 28, 2005, pursuant to an Agreement of Merger, Info-hold, Inc., an Ohio corporation was merged with Info-hold, Inc., a Delaware corporation with the latter corporation as the survivor. The 202 outstanding shares of the non-surviving corporation were converted into shares of the new corporation on the basis of a 500,000:1 conversion ratio.

Overview of Capital Structure As a Delaware Corporation

         Our authorized capital stock consists of 200,000,000 shares of common stock, $.0000001 par value per share, and 2,000,000 shares of preferred stock, $.0000001 par value per share. Upon completion of this offering, after giving effect to the conversion into common stock of all outstanding warrants, 122,105,000 shares of common stock will be issued and outstanding (including the 8,000,000 shares of common stock forming a part of the Units issued in this offering. There are no shares of Series B preferred stock outstanding.

Units

         We will issue 8,000,000 units, with each Unit consisting of one share of our common stock and one warrant. The holder of one warrant will be entitled to purchase one share of our common stock. The Units will have no rights (i.e., voting, redemption, etc.) independent of the rights existing in the common stock and the warrants which form the Unit. Until the Units are divided into their separate components of one share of common stock and one warrant, only the Units will be quoted on the OTC Bulletin Board, subject to our ability to secure their listing on such automated quotation system. Each unit will be divided into its separate component of one share of common stock and one warrant on the date which is the earlier of (i) 90 days immediately following the date of this prospectus. We will notify the Unit holders of the separation of the Units 30 days prior thereto through the issuance of a widely-disseminated press release. Following the separation of the Units, subject to approval of their listing, the shares of common stock will be quoted on the OTC Bulletin Board, and the warrants will be quoted separately from the common stock on the OTC Bulletin Board. The Units will cease to exist at that time.

Common Stock

     Voting Rights. The holders of common stock are entitled to one vote per share on all matters. The common stock does not have cumulative voting rights, which means that holders of the shares of common stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

     Dividends. Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors. We do not anticipate paying cash dividends on the common stock in the foreseeable future. See “Dividend Policy.”

     Conversion.  The common stock has no conversion rights.

     Liquidation.  In the event we dissolve, liquidate or wind up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any outstanding preferred stock we may designate and issue in the future with liquidation preferences greater than those of the common stock.

     Other. The holders of shares of common stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, fully paid and non-assessable.

        Prior to the date of this prospectus, there has been no established public trading market for the common stock.

Warrants

        Each warrant will entitle the holder to purchase one share of common stock at an exercise price equal to $0.30 beginning on the date the units separate through the date which is two years after the date of this prospectus, subject to the redemption rights described below. The warrants will be issued pursuant to the terms of a warrant agreement between the warrant agent, ABC Stock Transfer, and us. We have authorized and reserved for issuance the shares of common stock issuable upon exercise of the warrants. The warrants are exercisable to purchase a total of 8,000,000 shares of our common stock.

        The warrant exercise price and the number of shares of common stock purchased upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, re-capitalization or reorganization of, the common stock, or the merger or consolidation of us with or into another corporation or business entity.

        Commencing 12 months from the date of this prospectus and until the expiration of the warrants, we may redeem all outstanding warrants, in whole but not in part, upon not less than 30 days’ notice, at a price of $0.10 per warrant, provided that the closing sale price of our common stock equals or exceeds $0.30 price per share for 30 consecutive trading days preceding our redemption announcement. The redemption notice must be provided not more than five business days after conclusion of the 30 consecutive trading days in which the closing sale price of the common stock equals or exceeds .30 price per share. In the event we exercise our right to redeem the warrants, the warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder thereof will be entitled only to the redemption price of $.10 per warrant.

        We must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or in order for the warrants to be redeemed by us. The shares of common stock underlying the warrants must also be registered or qualified for sale under the securities laws of the states in which the warrant holders reside. We intend to use our best efforts to keep the registration statement current, but we cannot assure you that such registration statement (or any other registration statement filed by us covering shares of common stock underlying the warrants) can be kept current. In the event the registration statement covering the underlying common stock is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrant holder resides, the warrants may be of no value.

        We are not required to issue any fractional shares of common stock upon the exercise of warrants or upon the occurrence of adjustments pursuant to anti-dilution provisions. We will pay to holders of fractional shares an amount equal to the cash value of such fractional shares based upon the then-current market price of a share of common stock.

        The warrants may be exercised upon surrender of the certificate representing such warrants on or prior to the expiration date (or earlier redemption date) of such warrants at the offices of the warrant agent with the form of “Election to Purchase” on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price in cash or by official bank or certified check payable to the order of us for the number of warrants being exercised. Shares of common stock issued upon exercise of warrants for which payment has been received in accordance with the terms of the warrants will be fully paid and non-assessable.

        The warrants do not confer on the warrant holder any voting or other rights of our shareholders. Upon notice to the warrant holders, we have the right to reduce the exercise price or extend the expiration date of the warrants. Although this right is intended to benefit warrant holders, to the extent we exercise this right when the warrants would otherwise be exercisable at a price higher than the prevailing market price of the common stock, the likelihood of exercise, and the resultant increase in the number of shares outstanding, may impede or make more costly a change in our control.

        We currently have no outstanding warrants to purchase our common stock.

Preferred Stock

        Our board of directors is authorized, without further shareholder action, to divide any or all shares of our authorized preferred stock into series and to fix and determine the designations, preferences and relative participating, optional or other dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. There are presently no shares of outstanding preferred stock and our Board of Directors has no further plans, agreements or understandings for the issuance of any additional shares of preferred stock.

Transfer Agent

        We have applied to Florida Atlantic Stock Transfer, Inc. to be appointed as the agent for our Units, common stock and warrants upon the conclusion of this offering. Our proposed transfer agent’s phone number is (954) 726-4954.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 106,105,000 shares of common stock (including the 8,000,000 shares of common stock forming a part of the Units issued in this offering) without taking into account any options or warrants which may be granted or exercised. If all 8,000,000 warrants sold in conjunction with the sale of Units are exercised, we will have outstanding 122,105,000 shares of common stock. Upon completion of this offering, we will have 250,000 options outstanding to purchase shares of common stock. All of the Units sold hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, us). Immediately prior to this offering, we will have outstanding 106,105,000 shares of common stock, which shares will be deemed restricted securities within the meaning of Rule 144. Shares of common stock acquired or to be acquired by our officers and employees pursuant to the exercise of options or restricted stock grants will be, upon the filing of a Registration Statement on Form S-8 registering such shares, freely tradable without restriction or further registration under the Securities Act by persons other than “affiliates.” Sales of restricted securities and shares of common stock held by “affiliates” are subject to certain volume, timing and manner of sale restrictions pursuant to Rule 144. Any sales of substantial amounts of these shares in the public market might adversely affect prevailing market prices for the shares of common stock.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including “affiliates” of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to any of the requirements described above. We are unable to estimate the number of restricted shares or shares held by affiliates that will be sold under Rule 144 because this will depend in part on the market price for the common stock, the personal circumstances of the holders of the shares and other factors.

        Prior to this offering, there has been no public market for our securities. Trading of the units is expected to commence following the completion of this offering. There can be no assurance that an active trading market will develop or continue after the completion of this offering or that the market price of the units will not decline below the initial public offering price. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock or our ability to raise capital through a public offering of our equity securities.

PLAN OF DISTRIBUTION

This Offering of Units (Including Our Common Stock and Warrants)

We may sell some or all of the Units in one or more transactions, including block transactions. We will sell the Units at $0.10 per Units until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily. The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. We are bearing all costs relating to the registration of the common stock and warrants to acquire our common stock. These are estimated to be $110,000. We may, however, pay commissions or other fees payable to brokers or dealers in connection with any sale of the Units. If paid, these commissions will not exceed 10% of the offering price of the Units, or the exercise price of the Warrants.

We company will comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular, during such times as the company may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

   1.  Not engage in any stabilization activities in connection with our common stock;

   2.  Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

   3.  Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

Commission Rules Regarding ‘Penny’ Stocks

The Securities Exchange Commission (“Commission”) has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which: contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;  contains a brief, clear, narrative description of a dealer market, including "bid" and "ask"  prices for penny stocks and the significance of the spread between the bid and ask price; contains a toll-free telephone number for inquiries on disciplinary actions; defines significant terms in the disclosure document or in the conduct of trading penny stocks; and  contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:  with bid and offer quotations for the penny stock; details of the compensation of the broker-dealer and its salesperson in the transaction;  the number of shares to which such bid and ask prices apply, or  other comparable information relating to the depth and liquidity of the market for such stock; and monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling our securities.

“Blue Sky” Laws

“Blue Sky” refers to state laws that regulate the offer and sale of securities, as well as registration and reporting requirements.  These laws vary from state to state.  Before a security may be sold in a state, there must be a registration in place to cover the transaction, or an available exemption from registration.

LEGAL MATTERS

        The Law Office of David M. Griffith, a Professional Corporation, Long Beach, California, has acted as our counsel in connection with this offering, including with respect to the validity of the issuance of the securities offered in this prospectus. David M. Griffith holds an option to acquire 250,000 shares of our common stock.

EXPERTS

        The financial statements of Info-hold, Inc. as of December 31, 2005, and for each of the years in the two-year period ended December 31, 2004, included herein and elsewhere in this Registration Statement have been audited by Robert L. White & Associates, Inc., Cincinnati, Ohio, an independent registered public accounting firm, for the periods and the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the Units offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For additional information about us and our securities, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other documents to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov . We intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act. As a result, we will file periodic reports, proxy statements and other information with the SEC. The periodic reports, proxy statements and other information we will file will be available for inspection and copying at the SEC public reference facilities and the web site of the SEC referenced to above.

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditor’s Report
Balance Sheets as of December 31, 2005 and 2004	F-2
Statements of Operations for the Years Ended December 31, 2005 and 2004	F-3
Statement of Shareholders’ Equity for the Years Ended from December 31, 2005 and 2004	F-4
Statements of Cash Flows for the Years Ended December 31, 2005 and 2004	F-5
Notes to Financial Statements	F-6 F-7 - F-13

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders Info-Hold, Inc.
Cincinnati, Ohio

We have audited the accompanying balance sheets of Info-Hold, Inc. as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Info-Hold, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Robert L. White & Associates, Inc.
Cincinnati, Ohio
May 11, 2006

BALANCE SHEETS
As of December 31,

	2005	2004
ASSETS
Current Assets
Cash	$-	$-
Accounts receivable - net of allowance for doubtful accounts of 15,270 for 2005 and 8,898 for 2004	111,986	65,254
Inventory	25,289	15,314
Prepaid expenses and other current assets	17,974	12,609
Total Current Assets	$155,249	$93,177
Property and Equipment, net	145,013	145,968
Other assets
Patent rights, net of amortization	216,666	233,333
Deposits	8,297	8,297
Total Other Assets	224,963	241,630
Total Assets	$525,225	$480,775
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$121,882	$22,772
Accrued expenses	102,202	33,023
Loans payable-current	105,647	178,721
Total Current Liabilities	329,286	234,516
Long-Term Debt	100,269	176,579
Shareholders’ Equity

Preferred Stock, .0000001 par value; 2000,000 Shares authorized in , 2005, none in 2004; none issued
Common Stock, .000001 par value;
200,000,000 Shares authorized for 2005, 850 Shares authorized in 2004, 106,105,000 and 202 issued for 2005 and 2004, respectively	11	10
Additional paid in capital	65,594	60,000
Treasury stock	(25,832)	(25,832)
Retained earnings (deficit)	55,897	35,502
Total Equity (Deficit)	95,670	69,680
Total Liabilities &
Shareholders’ Equity	$525,225	$480,775

See accompanying notes.

INFO-HOLD, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE	$1,279,667		$1,068,409
COSTS AND EXPENSES
Cost of sales	529,999		495,503
Selling, general and administrative expenses	708,419		606,016
Interest expense	17,255		38,949
	1,255,673		1,140,468
Income (Loss) Before Provision for Income Taxes	23,994		(72,059)
Provision (Credit) for Income Taxes	$3,599	$	(10,809)
Net Income (Loss)	$20,395	$	(61,250)
Basic/Diluted Income (Loss)
Per Common Share	$.00	$	(303)
Weighted Average Common
Shares Outstanding	43,044,376		202

See accompany notes.

INFO-HOLD, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2003	202	$10	$60,000	$(25,832)	$96,752	$130,930
Net Loss for the Year ended December 31, 2004	-	-	-	-	(61,250)	(61,250)
Balance at December 31, 2004	202	10	60,000	(25,832)	35,202	69,680
Swap of Ohio Shares for Delaware Shares (Split 500,000 for 1)	100,999,798	-	-	-	-	-
Compensatory Shares	5,105,000	1	5,104	-	-	5,105
Net Income for the year ended December 31, 2005	-	-	-	-	20,395	20,395
Balance at December 31, 2005	106,105,000	$11	$65,104	$(25,832)	$55,897	$95,180

See accompanying notes.

Info-Hold, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Increase (Decrease) In Cash and Cash Equivalents:
Cash Flows From Operating Activities:
Net Income (loss)	$20,395	$(61,250)
Adjustments to reconcile net income
(Loss) to net cash from (utilized)by operating activities
Depreciation and amortization	69,286	82,467
Bad debt provision	6,372	8,898
Compensatory shares	5,105	-
Changes in assets and liabilities
Decrease (increase) in accounts receivable	(53,104)	72,287
Decrease (increase) in inventory	(9,975)	-
(Increase) in prepaid expense and other assets	(5,320)	(11,339)
Increase in accounts payable	99,110	11,479
Increase in accrued expenses	69,179	33,023
Net Cash from operating activities	201,048	135,565
Cash Flows From Investing Activities:
Purchase of patent rights	-	(250,000)
Purchase of fixed assets	(51,664)	(9,073)
Net Cash (utilized) by investing activities	(51,664)	(259,073)
Cash Flows From Financing Activities:
(Reduction) in notes payable	(60,466)	(52,567)
Loans advanced from (repaid to) director/officer	(88,918)	(146,182)
Net Cash provided by (utilized) in financing activities	(149,384)	93,615
Net Increase (Decrease) In Cash	-	(29,893)
Cash Beginning of Year	-	29,893
Cash End of Year	$-0-	$-0-
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year:
Interest	$17,255	$38,949
Taxes	-	-

See accompanying notes.

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Description of Company:

Info-Hold, Inc., the Company, was incorporated in Ohio in 1988. In 2005, it merged its Ohio Company into a newly formed Delaware corporation of the same name, at which time, its Ohio shareholders received 500,000 shares of Delaware stock for each share of Ohio Stock. The Ohio Company passed out of existence with the Delaware Corporation surviving. The Company offers a complete turnkey service providing on-hold messaging to companies wanting to promote their own communication message to their callers. Its headquarters and messaging studio is based in Cincinnati, Ohio. It markets its service and products on a national basis through the use of corporate sales staff and a network of resellers.

Note 2 - Summary of Significant Accounting Policies:

The Company’s accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlines below are those policies which are considered particularly significant.

(A) Use of Estimates:

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(B) Statements of Cash Flows:

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(C) Inventories:

Inventories, which consist solely of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market. Market is considered as net realizable value.

(D) Fixed Assets:

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis as follows:

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 2 - Summary of Significant Accounting Policies (Continued):

Furniture and fixtures	7 years
Computers and related equipment	5 years
Leasehold improvements	40 years

Maintenance and repairs are expensed as incurred, renewals and betterments are capitalized.

(E) Revenue Recognition:

The Company recognizes revenues at the point of sale or when substantially all services to be provided by the Company have been performed.

(F) Advertising and Promotion Costs:

Advertising and promotion costs are expensed as incurred. For the years ended December 31, 2005 and 2004, such costs aggregated $4,461 and $1,208 respectively.

(G) Accounts Receivable:

The Company’s trade accounts receivable result from the sale of its services. The allowance method is used to account for uncollectible accounts. Bad debt expense for the years ended December 31, 2005 and 2004 was $6,372 and $8,898. respectively.

(H) Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of trade accounts receivable.

The Company’s trade accounts receivable result from the sale of its services to customers consisting of public and private companies. In order to minimize the risk of loss from these companies, credit limits, ongoing credit evaluation of its customers, and account monitoring procedures are used. Collateral is not generally required. Management analyzes historical bad debt, customer concentrations, credit-worthiness and changes in customer payment tendencies when evaluating the allowance for doubtful accounts. At December 31, 2005 and 2004, the Company had no customer who accounted for more than 5% of sales or accounts receivable.

(I) Income Taxes:

The Company records its federal and state income tax liability in accordance with State of Financial Accounting Standards Statement No. 109 “Accounting for Income Taxes”. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes, using current tax rates. Deferred tax assets represent the expected benefits from net operating losses carried forward and general business credits that are available to offset future income taxes.

(J) Earnings (Loss) Per Share

Basic earnings (loss) per share has been computed on the basis of the weighted average number of common shares outstanding during each period presented according to the provisions of SFAS No. 128 “Earnings Per Share”. Diluted earnings (loss) per share has not been presented because there were no warrants outstanding at December 31, 2005 and at $0.05 per share were also deemed antidilutive.

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 2 - Summary of Significant Accounting Policies (Continued):

(K) Accounting For Stock-Based Compensation:

The Company accounts for and reports its stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”), and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (“SFAS 148”). Accordingly, compensation costs for stock options and warrants are measured as the excess, if any, of the fair value of the stock at the date of grant, over the stock option exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under SFAS No. 123, stock option awards issued to non-employees are accounted for at their fair value on the date issued, where fair value is determined using the Black-Scholes option pricing method.

(L) Recent Accounting Pronouncements:

In May 2003, Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not result in the reclassification of any financial instruments in the Company’s financial statements.

In April 2003, SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, was issued effective for contracts entered into or modified after June 30, 2003, with certain exceptions. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity”. The Company does not currently engage in hedging activities and the adoption of this statement did not have any effect on its financial statements.

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 3 - Income Taxes:

These financial statements reflect an income tax credit in 2004 of $10,809, based on 15% of the loss. The provision for taxes in 2005 of $3,599 was based on 15% of the profit for 2005. At statutory rates, the loss from 2004 would result in a benefit of 15%, based on actual results for 2005 and the rate that the remaining loss carry-forward would be utilized at in the future.

The deferred tax asset at December 31, 2005 and 2004 was $7,210 and $10,809, respectively. The only significant difference that gives rise to the deferred tax asset described above is the loss carry-forward.

Note 4 - Merger:

On July 28, 2005, the Company’s Board of Directors determined, after due investigation, that the State of Delaware would be a better situs for the Company than Ohio.

Accordingly, the Board voted unanimously to merge the Ohio Company into a newly formed Delaware Company of the same name. It also agreed to set a par value of its stock to $0.0000001 and further agreed to convert each outstanding share of the Ohio Company into 500,000 shares of the Delaware Company. At that time, the Delaware Company became the surviving corporation and the Ohio Company became the non-surviving corporation.

Note 5 - Shareholders’ Equity:

As discussed above, Info-Hold, Inc. (an Ohio Corporation) merged all its stock into Info-Hold, Inc. (a Delaware Corporation). Prior to this merger, the Delaware Corporation was formed by authorizing 200 million common shares and 2 million preferred shares each with a par value of $0.0000001. The 202 shares outstanding of the Ohio Corporation were traded at 500,000 to 1 for the Delaware Corporation stock resulting in 101,000,000 shares then outstanding.

In December, 2005, 5,105,000 shares of the Company’s stock was issued to certain employees. These shares were valued at .001 per share, resulting in a value of $5,105. This value approximated the net book value of the Company at the time of issuance and also a multiple of about five times current year earnings.

Since there was no market for the Company’s stock at the time, the Company’s advisors deemed this to be a fair value.

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 6 - Loans Payable:

Loans payable at December 31, 2005 and 2004 consist of the following:

	2005	2004

Note payable to a bank, monthly payments of $2,492 principal plus interest at a rate of prime plus 1%;secured by general assets of the business and a personal guarantee of the Company’s principal shareholder.	$110,148	$140,048

Note payable to a bank, monthly payments of $4,638 includes interest at a rate of prime plus 2.5%; secured by a personal guarantee of the Company’s principal shareholder.	9,148	69,070

Note payable to Joe Hazenfield, the Company’s CEO and principal

shareholder. The note is a demand note with an interest rate of 6%.	57,264	146,182

Capital lease secured by computer equipment, 48 monthly payments of $762, beginning December 22, 2005.	24,516	-

Capital lease secured by computer equipment, 36 monthly payments of $79 per month beginning December 19, 2005	3,365	-

Capital lease secured by computer equipment. At December 31, 2005, three monthly payments of $42 including interest remained.	1,456	-
	205,916	355,300
Less: current maturities.	105,647	178,721
	$100,269	$176,579

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 7 - Patent Rights Acquired

On December 31, 2003, the Company acquired the patent rights owned by Joe Hazenfield, its CEO and principal shareholder. The patents all involve on-hold messaging systems and methods. This acquisition required Hazenfield to complete the assignment process through the US Patent and Trademark Office of several patents issued from 1999 through 2004.

The purchase price was a one-time lump sum fee of $250,000 plus ongoing royalty fees based on the revenues from company sales or license fees. The $250,000 will be paid in accordance with a demand note with Mr. Hazenfield bearing interest at a rate of 6% per annum until paid in full.

Note 8 - Commitments and Contingencies:

The Company’s only lease obligation is for the lease of its headquarters. This lease is with its CEO and calls for monthly payments of $3,250. The lease was renewed in February 2006 for a one year period ending February 28, 2007.

Note 9 - Related Party Transactions:

The Company leases space from its CEO, Joey Hazenfield, as noted above. He was paid $39,000 and $39,000 in 2005 and 2004, respectively, under terms of this lease. Additionally, the Company pays royalties to Mr. Hazenfield in accordance with his assignment of patent rights to the Company. The royalty payments were $63,547 in 2005 and $53,327 in 2004.

Note 10 - Stock Options:

In 2000, the Board of Directors of the Company adopted the 2000 Stock Option and Stock Incentive Plan, as amended for the benefit of certain employees and consultants. The Company has reserved a total of 10,000 shares of its common stock for issuance pursuant to the exercise of options to be granted. The Plan is administered by an Option Committee of the Board of Directors. The exercise prices of the options granted are determined by the Option Committee and are established at the estimated fair value of the Company’s common stock at the date of grant. The option Committee determines the term of each option, the number of shares for which each option is granted and the rate at which each option is exercisable. Options are granted with terms not to exceed 10 years. In 2005, the Company granted options to purchase 250,000 shares of common stock at an exercise price of $0.05 per share. At the date of grant, these options have a ten year life. The weighted average of fair value of options granted in 2005 was $0.00.

Note 11 - Legal Proceedings:

We were the plaintiff in a federal patent infringement case, filed on December 31, 2003, Case Number: 1:03CV 0925. This case involved patents owned by us in which we allege were being infringed by the defendant, Sound Merchandising, Inc. d/b/a Intellitouch, a California corporation, with its principle place of business at 5820 Oberlin Drive suite 203 San Diego California, 92121. On June 26, 2006 we reached a favorable royalty settlement in our federal patent infringement case with defendant, Intellitouch Communications. Intellitouch is a San Diego based company that markets their messaging products under the trade name “On-Hold Plus” and maintains a website at www.onholdplus.com.

Info-Hold, Inc. is in litigation against a former employee in the case of Info-Hold, Inc, v. Teresa Arim Pierce.  The complaint (Case No. 1:05-cv-203) against Pierce was filed on March 30th, 2005 and alleges patent infringement and breach of an employment agreement that exists between the parties.

Info-Hold, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

Note 12 - Subsequent Events

On April 1, 2006, the company borrowed $100,000 from a shareholder. The note bears interest at the rate of 18% per annum, payable at the end of each calendar year with the principal due in on balloon payment of $100,000 on December 31, 2008.

Interim Statement of Operations and balance sheet 1st Quarter 2006

	1st Quarter March 31st Ended
	2006	2005
Statement of Operations Data:
Revenues	$283,927	$342,103
Cost of sales	74,121	121,599
Operating expenses	147,306	136,602
Selling, general and administrative expenses
Interest Expense	997	2,160
Provision (credit) per income taxes
Net Income (loss )	62,500	83,902
Income (loss) per common share	$0.00058904	$0.00

	March 31, 2006	March 31, 2005

Balance Sheet Data:
Current assets	$198,531	$137,206
Total assets	595,842	502,695
Current liabilities	181,792	57,956
Non-current liabilities	296,777	318,104
Total liabilities	478,569	376,059

Shareholders' equity (deficit)	$117,273	$126,635

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        Our Bylaws provide that we shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in the Company’s best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to the Company’s best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified.

        A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors or in a contract.

Item 25. Other Expenses of Issuance and Distribution

SEC Registration Fee	$342.40
Nasdaq OTC Bulletin Board Listing Fee*	0
Accounting Fees and Expenses	50,000
Legal Fees and Expenses	35,000
Blue Sky Fees and Expenses	10,000
Printing and Engraving Expenses	5,000
Miscellaneous	10,000
Total	$110,342.40

*Listing Fee is paid by Market Maker.

Item 26. Recent Sales of Unregistered Securities

        The following is information as to all securities of the Company sold by the Company within the past three years that were not registered under the Securities Act of 1933, as amended (the “Act”). NONE.

Item 27. Exhibits

        The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

Item 28. Undertakings

(a)
The small business issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
	i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:
i.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 4249b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Cincinnati, State of Ohio, on July 7, 2006.

Info-hold, Inc., a Delaware corporation

By:	/s/ Joey C. Hazenfield
Joey C. Hazenfield Its: President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Joey C. Hazenfield and Kevin McCullough, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all documents (including both pre- and post-effective amendments in connection with the registration statement), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joey C. Hazenfield	July 7, 2006
Joey C. Hazenfield Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joey C. Hazenfield	July 7, 2006
Joey C. Hazenfield Chief Financial Officer (Principal Financial Officer)

/s/ Kevin McCullough	July 7, 2006
Kevin McCullough Secretary

/s/Kevin McCullough	July 7, 2006
Kevin McCullough Vice President and Director

Exhibit Index

Number	Description

2.1	Agreement of Merger dated as July 28, 2005, by and among the registrant, Info-hold, Inc., a Delaware corporation and Info-hold, Inc. an Ohio corporation

3.1	Certificate of Incorporation

3.2	Bylaws

4.1	Specimen Common Stock Certificate

4.2	Form of Warrant Agreement (with Warrant Agent)

4.3	Specimen Warrant Certificate

4.4	Specimen Unit Certificate

5.1*	Opinion and Consent of Law Office of David M. Griffith, APC

10.1	Info-hold, Inc. 2005 Equity Incentive Plan (Adopted August 28, 2005)

10.2	Licensing Agreement between Info-hold, Inc. and Joey C. Hazenfield dated September 25, 1995

10.3	Exclusive License Agreement between Info-hold, Inc. and Joey C. Hazenfield dated December 8, 2003
10.4	Patent Assignment - Bill of Sale dated December 31, 2003
10.5	OEM Distribution Agreement between NEC America, Inc. and Info-hold, Inc. dated June 7, 2002*
10.6	Amendment No. 1 to OEM Agreement between NEC America, Inc. and Info-hold, Inc. dated September 19, 2002*
10.7	Amendment No. 2 to OEM Agreement between NEC America, Inc. and Info-hold, Inc. dated January 15, 2003*
10.8	XM Edge Receiver License Agreement for Commercial Radio dated June 25, 2004*
10.9	Corporate Headquarters Lease Agreement between Info-hold, Inc. and Joey C. Hazenfield ______________
14.1	Code of Ethics

23.1*	Consent of Law Office of David M. Griffith, APC

23.2	Consent of Robert L. White & Associates, Inc.

24.1	Power of Attorney (1)

99.1	Audit Committee Charter

99.2	Compensation Committee Charter

99.3	Nominating and Corporate Governance Committee Charter

99.4	Code of Business Conduct and Ethics

(1)     Included in the signature page to the Form SB-2.

*     To be filed by amendment